UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Planet Payment, Inc.
(Name of Subject Company)

Planet Payment, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
Series A Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
U72603118
(CUSIP Number of Class of Securities)
David R. Fishkin
Senior Vice President, General Counsel and Secretary
670 Long Beach Boulevard
Long Beach, NY 11561
(516) 670-3200
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:
James A. Matarese, Esq.
Michael J. Minahan, Esq.
Blake Liggio, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, Massachusetts 02110
(617) 570-1000
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.
Subject Company Information.

Name and Address.
The name of the subject company is Planet Payment, Inc., a Delaware corporation (“Planet Payment,” the “Company,” “we,” “our” or “us”). The address of the Company’s principal executive office is 670 Long Beach Boulevard, Long Beach, New York 11561. The telephone number of the Company’s principal executive office is (516) 670-3200.
Securities.
The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.01 per share (“Common Stock”) and the Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”). As of November 3, 2017, there were 50,013,595 shares of Common Stock outstanding and 1,535,398 shares of Series A Preferred Stock issued and outstanding.
Item 2.
Identity and Background of Filing Person.

Name and Address.
The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.planetpayment.com. The information on the Company’s website is not considered a part of this Schedule 14D-9.
Tender Offer and Merger.
This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Fintrax US Acquisition Subsidiary, Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Franklin UK Bidco Limited, a private limited company incorporated under the laws of England and Wales (“Fintrax Parent”) and a parent company of Fintrax Group (“Fintrax Group” and together with Fintrax Parent, “Fintrax”), to acquire all of the issued and outstanding shares of  (i) Common Stock at a price per share of $4.50, net to seller in cash (the “Common Stock Offer Price”), without interest, subject to any withholding of taxes required by applicable law, and (ii) the Series A Preferred Stock at a price per share of $13.725, equal to the Common Stock Offer Price multiplied by the conversion ratio for the Series A Preferred Stock set forth in the the Company’s Restated Certificate of Incorporation (the “Charter”) rounded to the nearest one-hundredth, which is 3.05, net to the seller in cash, without interest (the “Series A Preferred Stock Offer Price”), subject to any withholding of taxes required by applicable law; and subject to the terms and conditions of the Merger Agreement. The tender offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Fintrax Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2017, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of October 26, 2017 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Fintrax Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, titled “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase. The Merger Agreement provides, among other things, that upon its terms and subject to the conditions set forth therein and pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), as promptly as practicable following the time that Purchaser accepts shares of Common Stock and Series A Preferred Stock tendered in the Offer, subject to the satisfaction or, to the extent permitted by the Merger Agreement, waiver of all conditions to the Merger, Purchaser will merge with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with the Company surviving as the surviving corporation and a wholly-owned subsidiary of Fintrax Parent (the “Surviving Corporation”). Because the Merger will be effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. The Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each share of Common Stock and Series A Preferred Stock issued and then-outstanding (other than (i) shares of Common Stock or Series A Preferred Stock held by Planet Payment, Fintrax Parent or Purchaser (other than shares of Common Stock or Series A Preferred Stock held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) and (ii) shares of Common Stock or Series A Preferred Stock outstanding immediately prior to the Effective Time and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be canceled and converted automatically into the right to receive the Common Stock Offer Price or Series A Preferred Stock Offer Price, as applicable, without interest thereon and subject to any required holding of taxes (the “Merger Consideration”). As a result of the Merger, Planet Payment will cease to be a publicly-traded company and will become wholly-owned by Fintrax Parent.
Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on November 13, 2017. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer shall initially be scheduled to expire at 5:00 P.M., New York City time, on December 18, 2017, the date that is 24 business days following commencement of the Offer.
The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Fintrax Parent has formed Purchaser for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Purchaser has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Purchaser as Exhibit (a)(1)(A) to the Schedule TO, the business address and telephone number of Fintrax Parent and Purchaser are Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland.
The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
Except as set forth in this Schedule 14D-9 or in the Information Statement attached to this Schedule 14D-9 as Annex A (the “Information Statement”) and hereby incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) the Company’s executive officers, directors or affiliates or (ii) Fintrax Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.
Arrangements between the Company, Fintrax Parent and Purchaser.
Merger Agreement
The Merger Agreement governs the contractual rights among the Company, Fintrax Parent and Purchaser in relation to the Offer, the Merger, and the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Fintrax Parent or Purchaser. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Fintrax Parent or Purchaser, in the Company’s or Fintrax Parent’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Fintrax Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. Such disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.
Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Fintrax Parent and Purchaser and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Fintrax Parent or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Fintrax Parent or Purchaser, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
The foregoing summary of the Merger Agreement is contained in Section 11 titled “Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements” of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.
Section 14(f) Information Statement
The Information Statement is being furnished to the holders of shares of Common Stock and Series A Preferred Stock pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with the directors of Purchaser becoming the initial directors of the Surviving Corporation upon consummation of the Merger.
Confidentiality Agreement
Fintrax Group and the Company entered into a confidential disclosure agreement with an effective date of November 10, 2016, as amended on September 14, 2017 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Fintrax Group and the Company agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information each may make available to the other in connection with discussions concerning a possible strategic transaction involving the Company and/or its stockholders, will not be disclosed or used for any other purpose.
This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.
Intent to Tender; Support Agreements.
In order to induce Fintrax Parent and Purchaser to enter into the Merger Agreement, each director and executive officers and certain significant stockholders of the Company entered into support agreements

(the “Support Agreements”) with Fintrax Parent and Purchaser concurrent with the execution and delivery of the Merger Agreement. Shares of Common Stock and Series A Preferred Stock held by these directors, officers and significant stockholders that are eligible to be tendered into the Offer represent, in the aggregate, approximately 29% of shares of Common Stock outstanding on the date of the Merger Agreement. Subject to the terms and conditions of the Support Agreements, each such director, executive officer and significant stockholder agreed, among other things, to tender their shares of Common Stock and Series A Preferred Stock in the Offer no later than ten business days following the commencement of the Offer, (ii) if required, to vote their shares of Common Stock and Series A Preferred Stock in favor of approval of the Merger Agreement and the Merger, (iii) to not transfer their shares of Common Stock and Series A Preferred Stock (subject to certain exceptions) and (iv) to not exercise any appraisal rights which might be available pursuant to the DGCL. The Support Agreements will terminate upon the earlier of (a) the termination of the Merger Agreement, (b) the Effective Time, (c) upon reduction of the Offer Price or (d) upon mutual written agreement of the parties. The foregoing description of the Support Agreements does not purport to be complete, and is qualified in its entirety by reference to the Support Agreements, the form of which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is hereby incorporated herein by reference.
Arrangements with Planet Payment’s Directors and Executive Officers in the Merger.
In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in “Item 4. The Solicitation or Recommendation — Recommendation of the Board,” you should be aware that aside from their interests as stockholders, the directors and executive officers of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.
The Company’s executive officers are as follows:
Name	Position
Carl J. Williams	Chairman of the Board of Directors and Chief Executive Officer
Robert J. Cox, III	President and Chief Operating Officer
Raymond D’Aponte	Chief Financial Officer and Treasurer
Effect of the Offer and the Merger Agreement on Company Stock Options and Other Equity Awards
Stock Options.   Immediately prior to the Effective Time, each outstanding Company stock option, to the extent then-unvested, will immediately vest and become exercisable, and at the Effective Time, each then-outstanding Company stock option will be cancelled and automatically converted into the right to receive an amount in cash (less any applicable tax withholdings and without interest) equal to the product of  (1) the aggregate number of shares of Common Stock subject to such Company stock option immediately prior to the Effective Time and (2) the excess, if any, of the Common Stock Offer Price over the per share exercise price of such Company stock option. However, if the exercise price of a Company stock option is equal to or greater than the Common Stock Offer Price, then such stock option will be cancelled and terminated at the Effective Time without any cash payment being made in respect of the stock option.
Restricted Stock.   At the Effective Time, each outstanding share of Company restricted stock, whether vested or unvested, will become fully vested and all restrictions and repurchase rights thereon will lapse, and each such share will be converted automatically into the right to receive at the Effective Time an amount in cash (less any applicable tax withholdings and without interest) equal to the product of  (1) the total number of shares subject to the Company restricted stock award (with the number of shares subject to Company restricted stock awards with one or more performance conditions deemed to be equal to target levels) and (2) the Common Stock Offer Price.

Termination of Company Equity Incentive Plans.   With respect to the Company’s 2000 Stock Incentive Plan, 2006 Equity Incentive Plan and 2012 Equity Incentive Plan (collectively, the “Company Equity Incentive Plans”), the Board will take action to terminate each Company Equity Incentive Plan as of the Effective Time, and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the Company’s Common Stock will be cancelled as of the Effective Time. The Company will also ensure that no participant in the Company Equity Incentive Plans or any other similar plan, program or arrangement will have any right thereunder to acquire equity securities of the Company, the Surviving Corporation or any subsidiary thereof following the Effective Time.
Equity-Based Awards
As described above in the section entitled “— Effect of the Offer and the Merger Agreement on Company Stock Options and Other Equity Awards,” all outstanding Company stock options and shares of Company restricted stock will be cancelled and converted automatically into the right to receive the Common Stock Offer Price with respect to the shares of Common Stock subject to each such equity award.
The following table identifies for each of our executive officers and non-employee directors the number of shares subject to his outstanding equity awards, the weighted average exercise price of Company stock options held by each executive officer and non-employee director, if any, and the value of Company stock options and Company restricted stock awards held by each executive officer and non-employee director in the Transactions.. The following table assumes that the closing of the merger occurs on December 31, 2017 and that no Company stock options (other than expiring stock options) are exercised, no shares of restricted stock are forfeited, and no dividends are paid with respect to the Common Stock between the date of this Schedule 14D-9 and the Effective Time. The estimated aggregate amounts set forth below are based on the Common Stock Offer Price (without interest) for each share of Common Stock, net of the applicable exercise price (for Company stock options), multiplied by the total number of shares subject to each applicable award. All equity awards held by executive officers or directors will be fully vested in accordance with their terms as of the Effective Time. None of our executive officers or non-executive directors hold performance-based awards.
	Vested Company stock options			Unvested Company stock options			Company restricted stock
	Shares Underlying Vested Company stock options (#)	Weighted Average Exercise Price ($)	Aggregate Vested Company stock option Payment ($)(1)	Shares Underlying Unvested Company stock options (#)	Weighted Average Exercise Price ($)	Aggregate Unvested Company stock option Payment ($)(1)	Shares Underlying Unvested Company restricted stock (#)	Aggregate Unvested Company restricted stock Payment ($)(2)	Total Equity Award Consideration ($)
Executive Officers
Carl J. Williams	975,446	$2.57	$1,882,102	—	—	—	16,807	$75,632	$1,957,733
Robert J. Cox, III	835,333	$2.16	$1,953,586	166,667	$2.59	$318,334	16,666	$74,997	$2,346,917
Raymond D’Aponte	268,334	$2.45	$550,678	116,666	$2.61	$220,832	8,333	$37,499	$809,009
Non-Employee Directors
Jonathan Kaiden	189,250	$2.05	$462,985	—	—	—	16,807	$75,632	$538,617
Shane M. Kim	—	$2.49	—	—	—	—	16,807	$75,632	$75,632
Cameron R. M. McColl	189,250	$2.05	$462,985	—	—	—	16,807	$75,632	$538,617

(1)
To estimate the value of payments for vested or unvested Company stock options, as applicable, the aggregate number of shares of Common Stock issuable upon the exercise of the Company stock option were multiplied by the Common Stock Offer Price of  $4.50 per share, less the weighted average exercise price.

(2)
The amounts included in this column are equal to the aggregate number of shares of Company restricted stock multiplied by the Common Stock Offer Price of  $4.50 per share.

Severance and Change in Control Provisions of Executive Employment and Retention Arrangements
The Company previously entered into an employment agreement with Carl J. Williams, dated February 2, 2016 (the “Williams Agreement”) and executive retention agreements with each of Robert J. Cox, III and Raymond D’Aponte, dated November 9, 2009 and April 25, 2011, respectively (the “Executive Retention Agreements” and, together with the Williams Agreement, the “Company Executive Agreements”).
The Williams Agreement provides that in the event of a change in control, Mr. Williams is entitled to receive an amount equal to six months of the base salary then in effect, payable in accordance with the Company’s normal payroll practices and subject to the execution and nonrevocation of a general release of claims in the Company’s favor. The Executive Retention Agreements provide severance benefits to Messrs. Cox and D’Aponte in the event of an involuntary termination of employment by the Company without “cause” or by the executive officer for “good reason” (as such terms are defined in the respective Executive Retention Agreement, and each such termination, a “qualifying termination”) at any time following a change of control, in the case of Mr. Williams, and within 12 months following a change of control in the case of Messrs. Cox and D’Aponte. The Transactions will constitute a change in control under the Company Executive Agreements.
The Executive Retention Agreements each provide that, upon a qualifying termination within the 12 months subsequent to the Effective Time, subject to the execution and nonrevocation of a general release of claims in the Company’s favor, each of Messrs. Cox and D’Aponte would be entitled to receive the following:
•
a payment equal to 12 months (or for Mr. Cox, 18 months) of the base salary then in effect (for Mr. D’Aponte, payable in a lump sum within 30 days following the termination date, and for Mr. Cox, half payable within 10 days following the termination date and one-third payable within 10 days following each of the three-, six- and nine-month anniversaries of the termination date);

•
if Messrs. Cox and D’Aponte were participating in the Company’s group health plan immediately prior to the date of termination, the monthly employer contribution that the Company would have made to provide health insurance to the executive if he had remained employed by the Company for 12 months after the termination date; and

•
a portion of the executive officer’s target annual cash bonus, pro-rated based on the number of days employed during the calendar year through the date of the change in control (payable within 10 days following the termination date).

In consideration of the payments and benefits to be received under the Company Executive Agreements, each such agreement contains customary restrictive covenants including non-competition and non-solicitation provisions that apply during the term of the executive’s employment with the Company and for 12 months thereafter.
Each of the Company Executive Agreements contains a “best after-tax benefit” provision, which provides that, to the extent that any amounts payable to an executive officer under his or her respective Company Executive Agreement would be subject to the federal tax levied on certain “excess parachute payments” under Section 4999 of the Code, the Company will either pay the executive officer the full amount due under the agreement or, alternatively, reduce his or her payments under the respective Company Executive Agreement to the extent that no Section 4999 excise tax would be due, whichever provides the highest net after-tax benefit to the executive officer.
For an estimate of the value of the payments and benefits described above that would become payable under the Company Executive Agreements upon the occurrence of a qualifying termination in connection with the Transactions, see the section entitled “— Golden Parachute Compensation” and the assumptions set forth under that subheading, below.
Retention and Transaction Awards
The Company intends to enter into retention bonus agreements with each executive officer, subject to approval by Fintrax Parent of the form and terms of such agreements, providing for, among other terms, a payment of a retention bonus 12 months following the Effective Time in consideration for the executive agreeing to remain employed with the Company through the first anniversary of the Effective Time. The retention bonus agreements will be finalized prior to the Effective Time. In addition, each executive officer will receive a transaction cash bonus in the amount of  $333,333, subject to applicable income tax withholding, payable by the Company at the closing of the Merger, subject to the executive officer’s continued employment through the closing of the Merger and the execution and nonrevocation of a general release of claims in the Company’s favor.
Golden Parachute Compensation
This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to each of the Company’s named executive officers, who are Messrs. Williams, Cox and D’Aponte. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table below. As a result, the actual amounts, if any, that a named executive officer will receive may materially differ from the amounts set forth in the table.
The table below assumes that the Effective Time will occur on December 31, 2017, that the named executive officer experiences a qualifying termination immediately following the Effective Time and that no payments are subject to reduction to the extent required by the terms of any applicable agreement to account for the application of Section 4999 of the Code to such payments. The amounts set forth in the table are estimates based on the Common Stock Offer Price of  $4.50 per share of Common Stock. The table below does not include retention bonus amounts pursuant to anticipated retention bonus agreements because the amounts have not yet been determined. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the sections entitled “— Effect of the Offer and the Merger Agreement on Company Stock Options and Other Equity Awards”, “— Equity Based Awards” and “— Severance and Change in Control Provisions of Executive Employment and Retention Arrangements” above.
	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Other ($)(4)	Total ($)
Carl J. Williams	—	$75,632	—	$483,3331	$558,965
Robert J. Cox, III	$846,876	$393,331	$30,678	$333,333	$1,604,218
Raymond D’Aponte	$371,250	$258,331	—	$333,333	$962,914

(1)
The cash severance amounts payable to each named executive officer consist of: (i) for Messrs. Cox and D’Aponte, a severance payment equal to 18 months and 12 months of current base salary, respectively; and (ii) for Messrs. Cox and D’Aponte, each named executive officer’s annual cash bonus, which is included at full target amount based on the assumed Effective Time of December 31, 2017. Mr. Williams’ change in control payment, in the form of six months of salary continuation, is “single trigger” and would be due upon consummation of the Transactions and is not otherwise tied to the termination of his employment. Accordingly, such amount has been reported in the “Other” column. The cash severance payments for Messrs. Cox and D’Aponte are “double trigger” and would be due upon a qualifying termination of employment in connection with or within 12 months following the Transactions. Set forth below are the aggregate values of the cash amounts that are attributable to cash severance and the pro-rata annual bonus, as reflected in the table above.

	Cash Severance ($)	Target Annual Bonus ($)	Total ($)
Carl J. Williams	—	—	—
Robert J. Cox, III	$635,157	$211,719	$846,876
Raymond D’Aponte	$275,000	$96,250	$371,250
(2)
The amounts listed in this column include the aggregate value of unvested Company stock options and shares of Company restricted stock that will accelerate and become vested and exercisable, as applicable, and be cashed out in connection with the Transactions. With respect to Company stock options, such amounts are calculated based on the number of shares subject to the Company stock option multiplied by the Common Stock Offer Price of  $4.50, less the aggregate exercise price for each such Company stock option. Shares of Company restricted stock have been valued based on the aggregate number of unvested shares of Company restricted stock multiplied by the Common Stock Offer Price of  $4.50.

(3)
The amount listed in this column represents the estimated value of payments for COBRA health continuation coverage for up to 12 months for Mr. Cox, pursuant to the terms of his Executive Retention Agreement. With respect to COBRA continuation, this amount is based on Mr. Cox’s elected level of coverage for the plan year 2017 and the rate applicable to such coverage effective for calendar year 2017. Although he is entitled to 12 months’ health continuation coverage pursuant to the terms of his Executive Retention Agreement, Mr. D’Aponte does not participate in the Company’s benefit plans, and accordingly, no amount has been included in this column. Mr. Williams is not eligible to receive any health continuation coverage in connection with the Transactions or any subsequent termination of employment.

(4)
The amounts listed in this column reflect the cash transaction bonuses equal to $333,333 to be paid to each named executive officer as of the Effective Time. The amount listed for Mr. Williams also includes a $150,000 change in control payment (equal to six months of current base salary), to which Mr. Williams would be entitled at the Effective Time pursuant to the terms of his employment agreement.

Indemnification and Insurance
Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the Surviving Corporation for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section titled “— Effect of the Merger on Director and Officer Indemnification and Insurance” below.
Effect of the Merger on Director and Officer Indemnification and Insurance
For a period of six years after the Effective Time, Fintrax Parent will cause the Surviving Corporation to:
•
indemnify and hold harmless each individual who is or was an officer or director of Planet Payment or any of its subsidiaries at any time prior to the Effective Time (the “Indemnified Parties”) against and from any costs, fees and expenses (including reasonable attorneys’ fees and investigation expense), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, legal proceeding, arbitration, investigation or inquiry, whether civil, criminal, regulatory, legislative, administrative or investigative, to the extent such claim, legal proceeding, arbitration, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omissions in such Indemnified Party’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries occurring at or prior to the Effective Time or (ii) any of the transactions contemplated by the Merger Agreement; and

•
fulfill and honor in all respects the obligations of Planet Payment and its subsidiaries pursuant to: (i) each indemnification agreement in effect between Planet Payment and its subsidiaries and any Indemnified Party as of the date of the Merger Agreement; and (ii) any indemnification, exculpation from liability or advancement of expenses provision set forth in organizational documents of Planet Payment and its subsidiaries as of the date of the Merger Agreement.

For six years after the Effective Time, Fintrax Parent shall cause to be maintained in effect, for the benefit of the Indemnified Parties, the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s current directors’ and officers’ labiality insurance policies in effect as of the date of the Merger Agreement with respect to an action or omission or alleged action or omission occurring before or at the Effective Time, including with respect to any of the transactions contemplated by the Merger Agreement; provided, however, that in no event shall Fintrax Parent or the Surviving Corporation be required to pay with respect to such insurance policies an annual premium greater than 300% of the aggregate annual premium most recently paid by Planet Payment or any of its subsidiaries prior to the date of the Merger Agreement (the “Maximum Amount”).
To satisfy Fintrax Parent’s obligations above, Planet Payment may obtain a prepaid “tail” policy prior to the Effective Time, which policy provides the Indemnified Parties with directors’ and officers’ liability insurance for a period ending no earlier than the sixth anniversary of the Effective Time with respect to any action or omission or alleged action or omission occurring before or at the Effective Time, including with respect to any of the transactions contemplated by the Merger Agreement. Fintrax Parent will cause any such tail policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation; provided, further, that in no event will Planet Payment be obligated to pay more than the Maximum Amount for such tail policy.
Section 16 Matters
As permitted by the Merger Agreement, the Board and the Fintrax Parent board of directors will adopt a resolution in connection with the closing of the Transactions so that the disposition of shares of Common Stock and Series A Preferred Stock resulting from the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company will be an exempt transaction under Rule 16b-3 of the Exchange Act.
Item 4.
The Solicitation or Recommendation.

Recommendation of the Board.
After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with the Company’s management, legal counsel and financial advisors, on October 26, 2017, the Board, among other things, unanimously (i) determined and declared that the Merger Agreement, the Offer, the Merger and the Transactions are advisable and in the best interests of the Company and its stockholders, (ii) approved the Merger Agreement, the Offer, the Merger and the Transactions in accordance with the DGCL, and that, without limitation, the Merger Agreement and the Merger shall be governed by and effected under DGCL Section 251(h) and the Merger consummated as soon as practicable following consummation of the Offer, (iii) approved and declared advisable the Merger Agreement and the Transactions, (iv) consented to the Offer and recommended that the Company’s stockholders accept the Offer and tender their shares of Common Stock and Series A Preferred Stock into the Offer, (v) determined that each member of the Company’s Compensation Committee approve any plan, program, agreement, arrangement, payment or benefit as an “employment compensation, severance or other employee benefit arrangement” under Rule 14d-10(d)(1) under the Securities Exchange Act of 1934, as amended (together with the rules and regulations of the SEC promulgated thereunder, the “Exchange Act”) in order to satisfy the non-exclusive safe harbor under Rule 14d-10(d)(2) is an “independent director” within the meaning of NASDAQ Marketplace Rule 5605(a)(2), and (vi) determined that each member of the Company’s Compensation Committee is eligible to serve on such committee under the Exchange Act and all applicable NASDAQ Marketplace Rules.

Accordingly, for the reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their shares of Common Stock and Series A Preferred Stock to Purchaser in the Offer.
In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “Reasons for the Recommendation of the Board” below.
A copy of the joint press release issued by the Company and Fintrax Parent, dated October 26, 2017, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.
Background of the Transactions; Reasons for the Recommendation of the Board.
Recommendation of the Company Board
At a meeting held on October 26, 2017, the Board unanimously:
(i)
determined that the Merger Agreement, the Offer, the Merger and the Transactions, are advisable and in the best interests of the Company and the Company’s stockholders;

(ii)
elected that the Merger Agreement and the Merger contemplated thereby be expressly governed by and effected under Section 251(h) of the DGCL, and that the Merger be consummated as soon as practicable following the consummation of the Offer;

(iii)
approved and declared advisable the Merger Agreement, the Offer, the Merger and the Transactions in accordance with the requirements of the DGCL; and

(iv)
resolved to recommend that the Company’s stockholders accept the Offer and tender their shares of Common Stock and Series A Preferred Stock to Purchaser pursuant to the Offer.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK AND SERIES A PREFERRED STOCK TO PURCHASER PURSUANT TO THE OFFER. A PRESS RELEASE DATED OCTOBER 26, 2017, ISSUED BY THE COMPANY AND FINTRAX ANNOUNCING THE OFFER, IS INCLUDED AS EXHIBIT (a)(5)(A) HERETO AND IS INCORPORATED HEREIN BY REFERENCE.
Background and Reasons for the Recommendation
Background of the Offer and the Merger
Beginning in the second quarter of 2016, the Board and Company management continued to actively assess rapidly evolving industry dynamics, intensifying competitive conditions, deflationary price pressures and technological changes relevant to the Company’s business and its long-term prospects. These assessments included evaluating the Company’s progress in evolving its business in light of the foregoing and considering opportunities to accelerate the Company’s business initiatives. During this period, the Board engaged in more frequent meetings and these discussions often concerned, among other things, the Company’s stock price performance.
On June 14, 2016, following prior discussions by the Board, the Board appointed FTP Securities LLC (“FTP”) as the Company’s financial advisor. The Company engaged FTP to act as a financial advisor based on FTP’s qualifications, experience and reputation, to provide the Company with general advice regarding the markets, both globally and within the U.S., and within industries in which the Company operates, including to assist the Board to evaluate strategic alternatives that could be available to the Company.
During the third and fourth quarters of 2016, the Board held meetings at which members of management and representatives of FTP, and its outside counsel, Goodwin Procter LLP (“Goodwin Procter”), were present. At these meetings, the Board reviewed the strategic alternatives that may be available to the Company, including a strategic transaction as a possible alternative to the Company’s stand-alone strategy. In addition, the Board engaged in a general discussion concerning whether and when it might be advisable to approach and explore a potential strategic transaction with third parties, noting the potential disruptions to the Company’s business, the risk of leaks that might arise from making contact with other parties, the potential impact on the Company’s business of such leaks, including the loss of customers, partners and employees, and the potential need to disclose sensitive, proprietary and confidential information to competitors and potential competitors.
During this period, the Board, with the assistance of FTP and input from management, also discussed the general and specific universe of potential acquirors that might be contacted. In determining potential likely acquirors, the Board considered such parties’ financial strength, their experience in acquiring companies of the size of Planet Payment, such parties’ perceived potential interest in Planet Payment and potential synergies based on such parties’ product portfolio, antitrust considerations, and the parties’ ability to move quickly in light of the Board’s concern over the potential adverse effect on the Company’s business that could result from a protracted process. Representatives of FTP also presented their views on the parties that it considered most likely to have an interest in a potential transaction with the Company, as well as their views on such parties’ ability to fund a transaction. Based on the matters discussed, the Special Committee concluded that the most prudent approach at this time would be to contact third parties that could make the financial commitment necessary to acquire the Company based on its size and consummate a transaction expeditiously, and the Special Committee directed the representatives of FTP to begin such outreach.
In October 2016, FTP began the process of contacting nine financial sponsors and 16 strategic acquirors that, based on the foregoing factors, might have an interest in pursuing a strategic transaction with the Company. One financial sponsor (Party A) and two strategic acquirors (Fintrax and Party B) expressed further interest.
On November 10, 2016, the Company entered into a confidentiality agreement with Fintrax, which agreement included customary non-disclosure and standstill provisions that allowed Fintrax to make confidential proposals to the Company at any time. The Company entered into confidentiality agreements with Party A and Party B on December 29, 2016 and December 17, 2016, respectively, which agreements both had similar non-disclosure and standstill provisions as those included in the confidentiality agreement with Fintrax, including the ability to make confidential proposals to the Company at any time.
During November and December of 2016, the Company received written due diligence request lists from Party A, Party B and Fintrax, and the Company began to make due diligence materials available to each of the parties and their representatives through a virtual data room. Also during this period, members of the Company’s management team, including Carl J. Williams, Chairman and Chief Executive Officer of the Company, Robert J. Cox, President and Chief Operating Officer of the Company, and Raymond D’Aponte, Chief Financial Officer of the Company, met with representatives of Party A, Party B and Fintrax in New York, New York, and presented an overview of the Company, products and technology and a review of key financial highlights. During these meetings, the Company provided the interested parties with forecasts for the Company that had been prepared by management. None of the parties made any proposals during these meetings, at which representatives of FTP were present, or otherwise discussed the specific terms of a potential sale transaction.
On December 8, 2016, the Board formed a special committee (the “Special Committee”) consisting of independent and disinterested directors as a result of the initial indication of interest by Party A, a financial sponsor, and the Board’s decision to pursue discussions with Party A regarding a potential sale transaction. The Special Committee was authorized to consider and evaluate any proposals that might be received by the Company regarding a potential sale transaction, participate in and direct the negotiation of the material terms and conditions of any such transaction, and recommend to the Board the advisability of entering into any such transaction or pursuing another strategic alternative. The Special Committee consisted of Jonathan Kaiden, Shane H. Kim and Cameron R.M. McColl (Chairman). Throughout the Special Committee’s evaluation of a potential sale of the Company, the Special Committee conducted formal meetings, but its members were also in regular informal communication with the Company’s advisors and with each other. In addition, the Special Committee, as well as the Board, frequently met in executive session with only the independent directors and outside counsel present.
On January 4, 2017, FTP, at the direction of the Special Committee, sent instructions to Fintrax, Party A and Party B setting forth the timing and procedures for submitting preliminary offers to acquire the Company. The letter requested that preliminary offers be submitted by January 25, 2017, and address, among other things, price and form of consideration, sources of financing, and material conditions to a sale transaction, including required approvals.
On January 25, 2017, Fintrax submitted a preliminary, non-binding proposal to acquire all of the Company’s outstanding equity at a per share price in the range of  $4.00 to $4.25 payable in cash upon the closing of the transaction. The proposal indicated that Fintrax intended to fund the merger consideration with 100% cash, that Fintrax expected to have all financing in place at closing to consummate the transaction and that its proposal had the full support of its controlling stockholder. The indication of interest also included a list of remaining due diligence items, and noted that Fintrax expected to complete its due diligence within six weeks.
On January 26, 2017, Party A submitted a preliminary, non-binding proposal to acquire all of the Company’s outstanding equity at a per share price in the range of  $4.75 to $5.00 payable in cash upon the closing of the transaction. The proposal also indicated that Party A intended to finance the merger consideration with a combination of third-party debt and equity capital from Party A, included a list of remaining due diligence items, and noted that Party A expected to complete its due diligence within six weeks.
Later on January 26, 2017, the Special Committee held a telephonic meeting at which members of management and representatives of FTP and Goodwin Procter were present. At this meeting, Mr. Williams informed the Board of his recent discussions with Fintrax, FTP provided an update on the recent interactions with the interested parties, including the fact that Party B had not yet submitted a proposal. FTP also reviewed a comparison of the preliminary, non-binding proposals received from Fintrax and Party A. The Special Committee discussed each bidder’s initial offer price, proposed transaction terms and financing structure and proposed timeline. Taking into account all of the risks and benefits of proceeding with discussions with the interested parties, the Special Committee determined that it was in the best interests of the Company’s stockholders to invite Fintrax and Party A to participate in a second round of the process consisting of, among other things, continued due diligence by the parties and the drafting and negotiation of legal documentation. In an effort to encourage Fintrax to increase its offer price, the Special Committee also instructed FTP to contact Fintrax to indicate that the Company was willing to move forward to negotiate a transaction at not less than $5.00 per share cash price. The Board also requested that FTP determine the level of interest of Party B in a possible sale transaction given the proposed process timeline.
On February 9, 2017, FTP contacted Fintrax to communicate that the Company would be willing to move forward to negotiate a transaction at not less than a $5.00 per share cash price.
On February 14, 2017, Fintrax submitted a revised, non-binding proposal to acquire the Company for consideration consisting of  $4.75 per share in cash payable at the closing.
On February 24, 2017, Party B submitted a preliminary, non-binding proposal to acquire all of the outstanding equity of the Company. The proposal indicated that Party B intended to fund the transaction through cash or stock consideration, which Party B believed would be valued at an aggregate enterprise value of approximately $250 million, and noted that the offer was subject to Party B’s completing its due diligence investigation of the Company. Party B’s proposal did not include a proposed transaction structure.
Also on February 24, 2017, the Special Committee held a telephonic meeting at which members of management and representatives of FTP and Goodwin Procter were present. At this meeting, the Special Committee discussed the revised proposal received from Fintrax, noting that Fintrax had increased the proposed purchase price to $4.75 per share. The Special Committee instructed FTP to pursue a revised proposal from Fintrax given that the price in the current proposal from Fintrax remained at the low end of the range of  $4.75 – $5.00 per share included in Party A’s initial indication of interest. Later in the day, FTP, at the direction of the Special Committee, informed Fintrax that its revised proposal was unacceptable to the Board and that Fintrax should increase its offer price in order to be competitive. Based on execution risk, lack of precise valuation and transaction structure and the proposed stock consideration, among other factors, the Special Committee also determined that the non-binding proposal from Party B was not likely to lead to a compelling transaction for the Company.
On March 7, 2017, Party A and Fintrax were provided with a form of merger agreement and accompanying disclosure schedules through the virtual data room.

Over the course of the next several weeks, Party A and Fintrax continued their respective confirmatory due diligence investigations.
On March 21, 2017, Fintrax submitted a revised, non-binding proposal to acquire the Company for consideration consisting of  $4.50 per share in cash payable at the closing. The proposal indicated that Fintrax intended to finance the merger consideration with a combination of refinancing its third-party debt and additional equity capital from its controlling stockholder.
On March 27, 2017, Party A submitted a revised, non-binding proposal to acquire all of the Company’s outstanding equity at a purchase price of  $5.00 per share payable in cash upon the closing of the transaction, with no other changes to the terms of its January 26th proposal other than that Party A requested a 15-day period of exclusive negotiation.
On March 28, 2017, FTP informed Fintrax that the Company was willing to move forward to negotiate a transaction at or above a $5.00 per share cash price, but Fintrax indicated that it was unwilling to propose a bid within that range.
On March 29, 2017, the Special Committee held a telephonic meeting at which members of management and representatives of FTP and Goodwin Procter were present. At this meeting, the Special Committee discussed the revised proposal received from Party A, noting that the proposed $5.00 per share price was more than the $4.50 price per share Fintrax offered in its March 21st proposal and discussed that Fintrax had declined to increase its bid.
Over the course of the next two weeks, the Company continued the confirmatory due diligence investigation with Party A, and Goodwin Procter engaged with outside counsel to Party A to negotiate certain terms of the merger agreement. During this same period, the Special Committee met periodically with representatives of Goodwin Procter and FTP to discuss the status of negotiations with Party A and the status of the draft merger agreement.
On April 6, 2017, the Special Committee instructed FTP to make a counter-proposal to Party A at $5.10 per share. Later that day, representatives from FTP, on behalf of the Special Committee, communicated the $5.10 per share counter proposal to representatives of Party A.
On April 14, 2017, Party A submitted a revised, non-binding proposal to acquire all of the Company’s outstanding equity at a purchase price of  $5.10 per share payable in cash upon the closing of the transaction, with no other changes to the terms of its March 27th proposal and Party A again requested a 15-day period of exclusive negotiation.
On May 5, 2017, representatives of FTP, and executives of the Company and Party A met at Goodwin Procter’s offices in New York, New York to discuss operational and organizational matters. At this meeting, the executives of the Company presented updated internal forecasted financial results for 2017.
On May 9, 2017, the Company publicly announced its first quarter 2017 results. Also on May 9, 2017, Party A informed FTP that it would no longer support the $5.10 per share proposed price primarily based on the Company’s updated internal forecasted financial results presented at the May 5 meeting. Later on May 9, 2017, the Company contacted Party A to respond that as a result, there was no intention to engage in further discussions regarding a strategic transaction.
On May 10, 2017, the Special Committee met telephonically to discuss the Company’s updated long-term outlook plan, including growth deceleration in the payment processing sector and the risks of diverting management’s focus and resources from other strategic opportunities and from operational matters while working to explore a strategic transaction. The Special Committee concluded that management should focus on executing the Company’s stand-alone business strategy.
Between May and June 2017, the Company resumed executing its stand-alone business strategy.
On May 18, 2017, Marc Frappier, Managing Partner of Eurazeo, Fintrax’s controlling stockholder, and board member of Fintrax Parent, contacted Mr. Williams to indicate an interest in possibly resuming discussions regarding a potential business combination transaction between the Company and Fintrax.

On May 19, 2017, Mr. Kaiden contacted Merrill Lynch International (“BofA Merrill Lynch”), financial advisor to Fintrax, to confirm Fintrax’s interest in resuming discussions about a possible transaction.
On June 7, 2017, BofA Merrill Lynch confirmed to Mr. Kaiden that Fintrax was interested in resuming discussions about a possible transaction and provided a list of due diligence items to Mr. Kaiden.
On June  14, 2017, Mr. Williams contacted Patrick Waldron, Chief Executive Officer of Fintrax, to discuss the conversations over the course of the prior few weeks between the parties regarding a potential business combination transaction. Mr. Williams indicated that the Company was primarily focused on executing its business strategy, but noted that if Fintrax was prepared to make a compelling written offer, he would communicate it to the Board.
On June 27 through 28, 2017, Mr. Williams, Mr. Cox and Mr. D’Aponte met with representatives of Fintrax in London, U.K. to discuss a potential strategic transaction between the two companies.
On July 19, 2017, Fintrax submitted a revised, non-binding proposal to acquire all of the outstanding equity of the Company at a per share price of  $4.50 payable in cash upon the closing of the transaction. The proposal provided that Fintrax intended to finance the merger consideration with a combination of refinanced third-party debt and additional funding from its controlling stockholder, included a list of remaining due diligence items, and noted that Fintrax expected to complete its due diligence and sign and announce a transaction by mid-to-end-October. In its letter, Fintrax expressed its belief that the offer represented attractive and certain value for the Company’s stockholders and said that its offer was subject to a three-month exclusivity period to negotiate a merger agreement.
On July 26, 2017, each of Mr. Williams and representatives of FTP contacted representatives of Fintrax to understand the decrease in the proposed purchase price from its February 14th proposal, and encouraged Fintrax to provide its best and final offer in advance of the Company’s upcoming Board meeting. Mr. Waldron confirmed to Mr. Williams that the July 19 proposal represented Fintrax’s best and final offer as well as Fintrax’s resolve to discontinue discussions with the Company if the Company did not find the revised offer to be attractive.
On July 28, 2017, the Board held a telephonic meeting at which members of management and representatives of FTP and Goodwin Procter were present. At this meeting, the Board discussed the revised proposal received from Fintrax and the process timeline proposed by Fintrax in its July 19 proposal letter. Also at this meeting, FT provided certain perspectives on valuation of the Company and Goodwin Procter led a discussion concerning the duties of the directors in the context of their consideration of the Company’s strategic alternatives, including a potential sale of the Company. FTP provided an update that there had been no recent interactions with any interested parties other than Fintrax. FTP also reviewed with the Board certain preliminary financial analyses of the consideration offered by Fintrax in the proposed transaction from a financial point of view. The Board continued its discussion of certain risks and challenges facing the Company, including operational execution risk, developing industry dynamics and competition. Given the passage of time since the prior outreach efforts at the end of 2016 and beginning of 2017, the Board instructed FTP to solicit interest from third parties that the Board believed would most likely have an interest in acquiring the Company. The Board determined the universe of those third parties based upon the same factors discussed by the Board and FTP in the second half of 2016. The Board also directed members of management and FTP to continue discussions with Fintrax.
On August 8, 2017, the Company issued a press release announcing the exploration of strategic alternatives focused on maximizing shareholder value.
Following the public announcement, between August 9 and August 17, 2017, FTP contacted 12 financial sponsors and 13 strategic acquirors, including Party A and Party B, to assess whether such parties were interested in pursuing a strategic transaction with the Company and requested a response by September 7, 2017.
On August 11, 2017, the Company entered into a confidentiality agreement with a private equity firm (Party C) which included customary non-disclosure provisions and a standstill provision that allowed Party C to make confidential proposals to the Company at any time.

On August 28, 2017, the Company received an updated written confirmatory due diligence request list from Fintrax and representatives of Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), Fintrax’s legal counsel, and on August 29, 2017, the Company began to make the requested updated due diligence materials available to Fintrax and Skadden through the virtual data room.
On September 7, 2017, representatives of FTP received a written preliminary indication of interest from Party C to acquire all of the Company’s outstanding equity for $4.50 per share in cash. The proposal indicated that Party C intended to finance the merger consideration with a combination of third-party debt and equity capital from a fund affiliated with Party C and included a list of initial due diligence items. On that same day, Party C contacted FTP to indicate that Party C could be in a position to sign and announce a transaction within six to eight weeks depending on progress with due diligence. Also on September 7, FTP contacted Fintrax seeking to encourage Fintrax to increase its offer price from the $4.50 proposed in its July 19 offer. In that discussion, Fintrax again stated that $4.50 was its best and final offer price and reiterated its resolve to discontinue discussions with the Company if the Company did not find its offer to be attractive.
None of the other third parties contacted by FTP during August 2017, including Party A and Party B, expressed interest in or made a proposal for any transaction with the Company.
On September 9, 2017, the Special Committee met with Goodwin Procter and members of management to discuss the ongoing dialogue between the Company and Fintrax, including the July 19, 2017 offer and most recent conversations between FT and Fintrax, and the recent initial indication of interest made by Party C. The Special Committee discussed this initial contact from Party C and its concerns about the timing required for Party C to perform its due diligence and the financing requirements of Party C relative to Fintrax, which indicated to FTP that its offer was fully funded by means of debt financing commitments from reputable lending institutions as well as additional funding from its controlling stockholder. In addition, the Special Committee discussed the fact that the proposed purchase price per share offered by Party C and Fintrax was the same, that Fintrax’s $4.50 offer represented its best and final offer and its resolve to discontinue discussions with the Company if the Company was unwilling to transact at that price, and that based on FTP’s discussions with Party C, Party C would be unable to increase its price and, if anything, might decrease its offer price, due to its required investment return. The Special Committee also considered the length of time that would be required for Party C to perform due diligence and execute a transaction with the Company and weighed this against the commitment from Fintrax, including that it had been performing due diligence since January 2017 and its resolve to discontinue discussions with the Company if the parties did not proceed with the proposed transaction. Following its consideration of these factors, the Special Committee determined not to pursue the non-binding proposal from Party C and instead to pursue a transaction with Fintrax as expeditiously as possible. Also at the meeting, representatives of FTP reviewed with the Board certain financial analyses and valuation perspectives. The Special Committee then discussed the continuing request from Fintrax that the parties enter into a three-month exclusivity agreement. The Special Committee agreed to propose a 45-day exclusivity period, and the Special Committee unanimously authorized FTP to inform Fintrax that the Company was willing to move forward to negotiate a transaction at a $4.50 per share cash price. The Special Committee also authorized FTP to inform Party C that the Company was unwilling to move forward with Party C based on its September 7 initial indication of interest.
On September 12, 2017, Fintrax and the Company executed an exclusivity agreement pursuant to which the parties agreed to negotiate exclusively until October 26, 2017.
On September 14, 2017, the Company and Fintrax entered into an amendment to their confidentiality agreement, extending the term of the non-solicit provision therein. Following the execution of the amendment, there were several telephone discussions involving Mr. Williams and Mr. Waldron regarding the Company’s operations, and Fintrax requested that the Company provide Fintrax with additional due diligence information.
On September 25 through 27, 2017, representatives of the Company and Fintrax met at Goodwin Procter’s offices in New York, New York for three full day in-person confirmatory due diligence sessions.
On September 28, 2017, Goodwin Procter and the Company sent a draft merger agreement and Company disclosure schedules to representatives of Skadden. Over the course of the next several weeks,

Fintrax continued its confirmatory due diligence investigation, and Goodwin Procter and Skadden continued to negotiate the terms of the merger agreement and the Company disclosure schedules.
On October 11, 2017, Skadden sent a draft form of support agreement to representatives of Goodwin Procter. Over the course of the next several weeks, Skadden and Goodwin Procter continued to negotiate the terms of the form of support agreement.
Also over the course of the next several weeks, the Special Committee and members of management had frequent discussions with representatives of Goodwin Procter and FTP to discuss the status of negotiations with Fintrax and the status of the draft merger agreement.
On October 20, 2017, Fintrax provided the Company with its final form debt financing commitment letter from BNP Paribas Fortis SA/NV, The Governor and Company of the Bank of Ireland, The Royal Bank of Scotland plc (trading as NatWest Markets) and Société Générale, London Branch.
On October 23, 2017, the Special Committee met telephonically with representatives from Goodwin Procter and FTP also in attendance, to discuss the status of negotiations with Fintrax. At this meeting, Goodwin Procter again led a discussion concerning the duties of the Special Committee and the Board in the context of their consideration of strategic alternatives, including the potential sale of the Company. Representatives from Goodwin Procter also discussed the material terms in the draft merger agreement, particularly the changes proposed by Fintrax regarding the financing covenants and related provisions. The Special Committee instructed Goodwin Procter to eliminate any provisions in the merger agreement providing for any conditionality relating to Fintrax’s obligation to fund the transaction consideration. Also at the meeting, representatives of FTP reviewed with the Board certain financial analyses and valuation perspectives based upon projections prepared by the Company’s management, and the Special Committee discussed the proposal received relative to the various alternatives received by the Company previously, and the risks associated with the Company’s long-term business plan.
Later on October 23, 2017, Mr. Williams called Mr. Waldron to discuss the structure of Fintrax’s financing relating to the proposed transaction. During the call, Mr. Waldron agreed that Fintrax would eliminate any provisions in the merger agreement regarding conditionality around Fintrax’s proposed financing other than in the event of the Company’s knowing, material and willful breach of the financing cooperative covenant.
On October 24 and 25, 2017, Goodwin Procter and Skadden continued to negotiate the terms of the merger agreement and other transaction documents.
On October 25, 2017, Goodwin Procter contacted Skadden to review a list of open issues with respect to the merger agreement, primarily relating to certain covenants, including those regarding the Company’s obligation to cooperate with Fintrax’s efforts to refinance its existing debt facilities. Later that day, Skadden sent Goodwin Procter a revised draft of the merger agreement and other transaction documents and engaged in various telephonic discussions to negotiate the unresolved issues in those documents, and the Company facilitated the final due diligence items of Fintrax.
On October 26, 2017, the Board and the Special Committee held a joint telephonic meeting together with members of management and representatives of Goodwin Procter and FTP, to discuss and review the draft merger agreement and to consider the proposed transaction. Representatives of Goodwin Procter reviewed the duties of the directors and the terms of the draft merger agreement. Representatives of FTP reviewed with the Board FTP’s financial analyses of the consideration proposed in the merger. FTP also summarized for the Board its current and historical relationships with Fintrax and its controlling stockholder during the prior two years. See the section entitled “— Opinion of the Company’s Financial Advisor — Additional Information” for further information. FTP then rendered its oral opinion, which was subsequently confirmed in writing, to the Board that, as of that date, and based upon and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as set forth in its opinion, the consideration of $4.50 per share in cash to be paid in the merger was fair, from a financial point of view, to the holders of Common Stock entitled to receive such consideration. Following a discussion, the Board unanimously determined that the merger was fair to, and in the best interests of, the Company and its stockholders, unanimously approved and declared advisable the Merger Agreement, the Merger and the Transactions and authorized the Company to enter into the Merger Agreement.

Following the Board meeting, the parties completed the transaction documents. In the afternoon of October 26, 2017, after the closing of the U.S. stock markets, the parties executed and delivered the Merger Agreement and other transaction documents and issued a joint press release announcing the transaction.
Reasons for the Company Board’s Recommendation
In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Board consulted with the Company’s management, as well as FTP and Goodwin Procter. In the course of reaching its determination to approve the terms of the Offer and the Merger and its recommendation that holders of shares of Common Stock and Series A Preferred Stock accept the Offer and tender their shares of Common Stock and Series A Preferred Stock in the Offer, the Board considered numerous factors, including the following material factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation:
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Common Stock Offer Price.   The Board considered:

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the fact that the Common Stock Offer Price represents a 42% premium to the trading price at which the shares of Common Stock closed on August 8, 2017, the last trading day before the Company’s announcement that it was exploring strategic alternatives;

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the fact that the Common Stock Offer Price represents a 18% premium to the trading price at which the shares of Common Stock closed on October 26, 2017, the last trading date before announcement that the parties had entered into the Merger Agreement;

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the Board’s belief that it had obtained Fintrax’s best and final offer, and that, as of the date of the Merger Agreement, the Common Stock Offer Price represented the highest per share consideration reasonably obtainable.

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Operating and Financial Condition; Prospects of the Company.   The Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects and risks if the Company were to remain an independent company and the potential impact of those factors on the trading price of the shares of Common Stock (which is not feasible to quantify numerically). In this regard, the Board discussed the risks associated with executing and achieving the Company’s short- and long-term business and financial plans, the risks associated with the competitive nature of the payment processing markets, the impact of general economic and market trends on the Company’s sales, dependence on the Company’s collaborative relationships with its partners, and the general risks of market conditions that could reduce the Company’s share price.

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Strategic Alternatives Process.   The Board considered its belief that the value offered to holders of shares of Common Stock and Series A Preferred Stock in the Offer and the Merger was more favorable to holders of shares of Common Stock and Series A Preferred Stock than the potential value of remaining an independent public company and that the Common Stock Offer Price and Preferred Stock Offer Price obtained was the highest that was reasonably attainable. This belief was supported in part by the results of the Board’s strategic alternatives process through which it solicited other potential buyers for the Company. The Board also considered the low probability that other companies who were not actively solicited by the Company or its financial advisors would have the ability or interest to make a proposal to acquire the Company at a higher price, particularly in view of the fact that the Company publicly disclosed its strategic alternatives process (as more fully described above in “— Background of the Offer and the Merger”).

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Cash Consideration; Certainty of Value.   The Board considered the fact that the Common Stock Offer Price and Preferred Stock Offer Price will be paid in cash, providing certainty, immediate value and liquidity to holders of shares of Common Stock and Series A Preferred Stock.

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Negotiations with Fintrax.   The Board considered the course of arm’s length negotiations between the Company and Fintrax, resulting in an increase in the price per share initially offered by Fintrax, as well as a number of changes in the terms and conditions of the Merger Agreement from the version initially proposed by Fintrax that were favorable to the Company. The Board believed based on these negotiations that the Common Stock Offer Price was the highest price per share that Fintrax was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Fintrax was willing to agree.

•
No Financing Condition.   The Board considered the representation of Fintrax and Purchaser that they would have access to sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and that the Offer and the Merger are not subject to a financing condition, and in particular, that Fintrax had obtained a financing commitment from BNP Paribas Fortis SA/NV, The Governor and Company of the Bank of Ireland, The Royal Bank of Scotland plc (trading as NatWest Markets) and Société Générale, London Branch to refinance Fintrax’s existing debt facilities to provide additional funding for the transaction and for working capital purposes.

•
Opinion of the Company’s Financial Advisor.   The Board considered the opinion of FTP delivered to the Board on October 26, 2017, which was confirmed by delivery of a written opinion dated October 26, 2017, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as set forth in such opinion, the per share of Common Stock consideration to be paid in the Offer and the Merger to the holders of the shares of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the caption “— Opinion of the Company’s Financial Advisor”. The full text of FTP’s written opinion, dated as of October 26, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by FTP is attached hereto as Annex B to this Schedule 14D-9. the Company urges you to carefully read the FTP opinion in its entirety. FTP’s opinion was provided to the Board in connection with its consideration of the Offer and the Merger and was not intended to be and does not constitute a recommendation to any holder of shares of Common Stock and Series A Preferred Stock as to whether such holder should tender its shares of Common Stock and Series A Preferred Stock in the Offer.

•
The Merger Agreement.   The Board considered the provisions of the Merger Agreement, including the agreed exclusions of certain events and conditions from the definition of  “material adverse effect”, the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that could reasonably be expected to lead to an offer that is superior to the Offer and the Merger, the ability of the Board in certain circumstances to withdraw or modify its recommendation that the holders of shares of Common Stock and Series A Preferred Stock accept the Offer and tender their shares of Common Stock and Series A Preferred Stock, including in connection with a superior offer, and the Company’s right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, the termination rights of the parties and the $7,712,711 termination fee (equal to approximately 3.0% of the transaction equity value) payable by the Company under certain circumstances, which the Board believed was comparable to termination fees in transactions of a similar size, was reasonable, would not likely deter competing bids and would not be required to be paid unless the Board entered into a definitive agreement for a superior offer or Fintrax Parent terminated the Merger Agreement as a result of a change in recommendation by the Board (as more fully described in “Section 11 — Purpose of the Offer and Plans for the Company; Summary of the Merger Agreement and Certain Other Agreements,” in the Offer to Purchase).

•
Conditions to the Consummation of the Merger; Likelihood of Closing the Second Step Merger.   The Board considered the strong likelihood of the consummation of the second step merger contemplated by the Merger Agreement after the acceptance for payment of the shares of Common

Stock and Series A Preferred Stock tendered pursuant to the Offer by reason of the very few conditions to consummation of the Merger at that point in the overall transaction and the fact that the parties specifically elected to have the Merger Agreement governed by Section 251(h) of the DGCL.
•
Timing of Completion.   The Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, and the structure of the transaction as a cash tender offer for all outstanding shares of Common Stock and Series A Preferred Stock, which should allow holders of shares of Common Stock and Series A Preferred Stock to receive the Common Stock Offer Price and Preferred Stock Offer Price, as applicable, in a relatively short time frame, followed by the Merger in which holders of shares of Common Stock and Series A Preferred Stock (other than the Company, Fintrax or their respective subsidiaries) will receive the same consideration as received by those holders of shares of Common Stock and Series A Preferred Stockwho tender their shares of Common Stock and Series A Preferred Stock in the Offer. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•
Extension of Offer Period.   The Board considered that the Purchaser must extend the Offer for one or more periods until April 30, 2018, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (other than the minimum condition set forth in the Merger Agreement, which may not be waived by Purchaser without the Company’s prior written consent).

•
Appraisal Rights.   The Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement that had previously been identified and discussed by Company management and the Board, which included:
•
the fact that the Company’s stockholders will not be entitled to participate in any potential future benefit from continued sales of the Company’s products;

•
the potential limitations on the Company’s pursuit of business opportunities due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to certain assets or the conduct of its business without the prior written consent of Fintrax;

•
subject to certain exceptions, the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals;

•
the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs and the Company’s relationships with its customers, suppliers, employees and other third-parties may be adversely affected;

•
the effect of the public announcement of the Merger Agreement, including effects on the Company’s sales, customers, operating results and share price and the Company’s ability to attract and retain key management and personnel;

•
the amount of time it could take to complete the Offer and the Merger, including the risk that Fintrax and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions which may cause one of the Offer conditions not to be satisfied;
•
the likelihood of litigation; and

•
the treatment of the consideration to be received by the holders of shares of Common Stock and Series A Preferred Stock in the Offer and the Merger as taxable to the holders of shares of Common Stock and Series A Preferred Stock for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered. In view of the wide variety of reasons and factors considered, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall analysis of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.
Executive Officer and Director Arrangements Following the Merger
While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Fintrax Parent, the Company, or their respective affiliates regarding continued service with Fintrax Parent, the Company or their respective affiliates after the Effective Time, it is possible that Fintrax Parent, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.
Opinion of the Company’s Financial Advisor.
Planet Payment Inc. retained Financial Technology Partners LP (“Financial Technology Partners”) and FTP Securities LLC (“FTP Securities” and, together with Financial Technology Partners, “FT Partners”) as financial advisor in connection with the transaction. With respect to this engagement, Planet Payment requested that FTP Securities evaluate whether the consideration to be received by the holders of Planet Payment common stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Fintrax Parent, Purchaser and their respective affiliates). At a meeting of the Board held on October 26, 2017, FTP Securities rendered an oral opinion, confirmed by delivery of a written opinion dated the same date, to the Board to the effect that, as of that date and based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as described in its opinion, the Common Stock Offer Price to be received by holders of Common Stock pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.
The full text of FTP Securities’ opinion describes the assumptions made, procedures followed, matters considered and limitations and qualifications with respect to the review undertaken by FTP Securities. This opinion is attached as Annex B and is incorporated herein by reference. FTP Securities’ opinion was provided for the use and benefit of the Board (in its capacity as such) in its evaluation of the Common Stock Offer Price from a financial point of view and did not address any other aspect of the Transactions or any other matter. The opinion did not address the relative merits of the Transactions, including the Offer and the Merger, as compared to any alternative transaction or opportunity that might be available to Planet Payment, nor did it address the underlying business decision by Planet Payment to engage in the Transactions. FTP Securities’ opinion does not constitute a recommendation as to whether or not any holder of Common Stock should tender such shares in connection with the Offer or how any stockholder should vote in connection with any other matter. The following summary is qualified in its entirety by reference to the full text of FTP Securities’ opinion.
In arriving at its opinion, FTP Securities, among other things:

•
reviewed a draft dated October 26, 2017 of the Merger Agreement;

•
reviewed certain publicly available financial and other information about Planet Payment;

•
reviewed certain information furnished to it by Planet Payment’s management, including financial forecasts, relating to Planet Payment as set forth and defined under the heading “— Certain Prospective Financial Information” of this Schedule 14D-9;

•
held discussions with members of senior management of Planet Payment concerning the matters described in the second and third bullets immediately above;

•
reviewed the share trading price history and valuation multiples for Planet Payment common stock and compared them with those of certain publicly traded companies that FTP Securities deemed relevant;

•
compared the proposed financial terms of the Transactions with the financial terms of certain other transactions that FTP Securities deemed relevant; and

•
conducted such other financial studies, analyses and investigations as FTP Securities deemed appropriate.

In its analysis and in rendering its opinion, FTP Securities assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by Planet Payment or that was publicly available to FTP Securities (including, without limitation, the information described above) or that was otherwise reviewed by FTP Securities. FTP Securities relied on assurances of the management of Planet Payment that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, FTP Securities did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did FTP Securities conduct a physical inspection of any of the properties or facilities of, Planet Payment and FTP Securities was not furnished with, and assumed no responsibility to obtain, any such evaluations or appraisals.
With respect to the financial forecasts provided to and examined by FTP Securities, FTP Securities noted that projecting future results of any company is inherently subject to uncertainty. Planet Payment informed FTP Securities, however, and FTP Securities assumed, that the financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Planet Payment as to the future financial performance of Planet Payment. FTP Securities expressed no opinion as to Planet Payment’s financial forecasts or the assumptions on which they were made.
FTP Securities’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of FTP Securities’ opinion. FTP Securities expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which FTP Securities becomes aware after the date of its opinion.
FTP Securities made no independent investigation of any legal or accounting matters affecting Planet Payment, and assumed the correctness in all respects material to its analysis of all legal and accounting advice given to Planet Payment and the Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and the transactions contemplated by, the Merger Agreement to Planet Payment and its stockholders. In addition, in preparing its opinion, FTP Securities did not take into account any tax consequences of the Transactions to any holder of Common Stock. FTP Securities also assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by FTP Securities. FTP Securities also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Planet Payment or the contemplated benefits of the transaction.
FTP Securities’ opinion was for the information of the Board in its consideration of the Transactions, and FTP Securities’ opinion did not address the relative merits of the Transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to

Planet Payment, nor does it address the underlying business decision by Planet Payment to engage in the Transactions or the terms of the Merger Agreement or the documents referred to therein. FTP Securities’ opinion does not constitute a recommendation as to whether or not any holder of shares of Planet Payment common stock should tender such shares in connection with the Offer or how any stockholder should vote or act in connection with any other matter. In addition, FTP Securities, at the direction of the Board, did not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Planet Payment, other than the holders of shares of Common Stock. FTP Securities expressed no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, FTP Securities did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of Planet Payment’s officers, directors or employees, or any class of such persons, in connection with the Transactions relative to the consideration to be received by holders of shares of Common Stock. The issuance of FTP Securities’ opinion was authorized by the fairness committee of FTP Securities.
In connection with rendering its opinion to the Board, FTP Securities performed a variety of financial and comparative analyses, which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by FTP Securities in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies and selected precedent transactions analyses summarized below, no company or transaction used as a comparison was identical or directly comparable to Planet Payment or the Transactions. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.
FTP Securities believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying FTP Securities’ analyses and opinion. FTP Securities did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.
The estimates of the future performance of Planet Payment underlying FTP Securities’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, FTP Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Planet Payment. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies or securities actually may be sold or acquired. Accordingly, the estimates used in, and the range of the valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as FTP Securities’ view of the actual value of Planet Payment or the shares of Common Stock.
The consideration to be received by holders of Common Stock pursuant to the Merger Agreement was determined through negotiation between Planet Payment and Parent, and the decision by Planet Payment to enter into the Merger Agreement was solely that of the Board. FTP Securities’ opinion and financial analyses was only one of many factors considered by the Board in its evaluation of the Transactions and should not be viewed as determinative of the views of the Board or Company management with respect to the Transactions or the Common Stock Offer Price.
The following is a brief summary of the material financial analyses provided to the Board and performed by FTP Securities in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand FTP Securities’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of FTP Securities’ financial analyses. Financial data utilized for Planet Payment in the financial analyses described below was based on public filings or financial forecasts and estimates of Planet Payment’s management. References to Planet Payment’s adjusted net income mean Planet Payment’s estimated net income adjusted to add back tax-effected stock-based compensation and non-recurring restructuring charges. The management projections for the fiscal years ending December 31, 2017 through December 31, 2022 are described in the section entitled “— Certain Prospective Financial Information” of this Schedule 14D-9.
Financial Analyses of Planet Payment
Selected Public Companies Analysis.   FTP Securities reviewed publicly available financial, stock market and operating information of Planet Payment and the following selected companies in two categories: payment processing companies and other transaction processing companies, which FTP Securities in its professional judgment considered generally relevant for comparative purposes as publicly traded companies with similar operating and financial characteristics, providing similar services, serving similar markets, and at similar stages. These companies are collectively referred to in this section as the “selected companies”:
Payment Processing Companies	Other Transaction Processing Companies
First Data Corp.	The Western Union Company
Global Payments Inc.	Euronet Worldwide, Inc.
Vantiv, Inc.	ACI Worldwide
Total System Services Inc. (TSYS)	Cardtronics plc
FTP Securities reviewed (i) enterprise values, which is generally the market value of common equity (taking into account applicable dilutive securities, if any) plus the book value of debt less cash adjusted for any minority interest positions and equity interest positions, as a multiple of estimated adjusted EBITDA and (ii) share prices (as of October 24, 2017) as a multiple of adjusted net income per share for each selected company for estimated calendar year 2017 and estimated calendar year 2018. Financial data of the selected companies was based on publicly available information.
The multiples observed for the selected payment processing companies and other transaction processing companies in relation to adjusted EBITDA and adjusted net income per share for estimated calendar year 2017 and estimated calendar year 2018 were:
	EV/Adjusted EBITDA(1)		Share Price/Adjusted Net Income Per Share(1)
	2017E	2018E	2017E	2018E
Payment Processing
First Data Corp.	12.8x	11.9x	12.3x	11.4x
Global Payments Inc.	16.4x	13.9x	24.7x	20.8x
Vantiv, Inc.	17.4x	15.7x	21.0x	18.5x
Total System Services Inc. (TSYS)	13.1x	12.2x	20.0x	18.2x
Median	14.8x	13.0x	20.5x	18.3x
Mean	14.9x	13.4x	19.5x	17.2x
Other Transaction Processing
The Western Union Company	8.6x	8.6x	10,3x	10.2x
Euronet Worldwide, Inc.	12.5x	10.8x	21.6x	18.6x
ACI Worldwide	13.7x	12.7x	34.2x	28.2x
Cardtronics plc	6.1x	6.8x	8.4x	9.3x
Median	10.5x	9.7x	16.0x	14.4x
Mean	10.2x	9.7x	18.6x	16.6x

(1)
Adjusted EBITDA and adjusted net income are adjusted for stock-based compensation, acquisition related intangible amortization and other non-recurring items.

Based on its professional judgment and after taking into consideration, among other things, the observed data for the selected companies, FTP Securities then applied (i) the Company’s estimated adjusted EBITDA for 2017 of  $17.4 million and the Company’s estimated adjusted EBITDA for 2018 of

$20.0 million to adjusted EBITDA multiples of 10.0x to 14.0x for 2017 and 9.0x to 13.0x for 2018, derived from the selected companies to corresponding data of Planet Payment based on Company financial projections for 2017 and 2018 and (ii) the Company’s estimated adjusted net income for 2017 of $10.4 million and the Company’s estimated adjusted net income for 2018 of  $12.3 million to adjusted net income per share multiples of 15.0x to 21.0x for 2017 and 14.0x to 20.0x for 2018, derived from the selected companies to corresponding data of Planet Payment based on Company financial projections for 2017 and 2018. This analysis indicated the following approximate implied per share reference ranges for Planet Payment, as compared to the Common Stock Offer Price:
Implied Per Share Reference Ranges Based on:
Adj. EBITDA	Adj. Net Income	Common Stock Offer Price
$3.29 – $4.72	$2.83 – $4.33	$4.50
Discounted Cash Flow Analysis.   FTP Securities performed a discounted cash flow analysis of Planet Payment by calculating the estimated present value of the unlevered free cash flows (see the section entitled “— Certain Prospective Financial Information” of this Schedule 14D-9) that Planet Payment had forecasted to generate for the period from December 31, 2017 through December 31, 2022 based on management’s projections and terminal values based on an exit multiple range of 10.0x to 13.0x applied to Planet Payment’s estimated calendar year 2022 adjusted EBITDA. FTP Securities derived the exit multiple range based on certain precedent transactions and comparable public companies identified in the sections entitled “— Selected Precedent Transactions Analysis”, and “— Selected Public Companies Analysis,” respectively, determined by FTP Securities based on its experience in the industry and judgment as a financial advisor. The unlevered free cash flows and terminal values were discounted to present value using discount rates ranging from 10.0% to 14.0%, which were based on an estimated weighted average cost of capital analysis for Planet Payment, taking into account certain metrics including unlevered and levered beta (based on each selected company identified above under “— Selected Public Companies Analysis”), equity market risk premium adjusted for a micro-cap company size premium of 3.8% and a 32% tax rate following utilization of net operating losses (NOLs). For purposes of this analysis, stock based compensation was treated as a cash expense. This analysis indicated the following approximate implied equity value per share reference ranges for Planet Payment, as compared to the Common Stock Offer Price:
Implied Per Share Reference Range	Common Stock Offer Price
$3.20 – $4.43	$4.50
Selected Precedent Transactions Analysis.    Using publicly available information, FTP Securities reviewed financial data relating to the following six selected transactions involving companies with enterprise values of between $250 million and $2.0 billion since January 1, 2011, which FTP Securities in its professional judgment considered generally relevant for comparative purposes as transactions involving target companies with similar financial and operating characteristics, providing similar services and serving similar markets. These six transactions are collectively referred to in this section as the “selected transactions”:
Announcement Date	Target	Acquirer
July 11, 2017*	MoneyGram International, Inc.	Ant Financial Services Group
October 3, 2016	DirectCash Payments Inc.	Cardtronics plc
November 23, 2015	Fintrax Group	Eurazeo
May 23, 2014	Travelex Global Payments	Bavaguthu Shetty (UAE Exchange)
May 24, 2012	Global Blue	Silver Lake Partners
July 5, 2011	Travelex Global Payments	The Western Union Company

*
Pending at the time FTP Securities delivered its opinion.

FTP Securities reviewed enterprise values of the selected transactions as a multiple of the applicable target company’s last-twelve-months (“LTM”) adjusted EBITDA, in each case for the LTM prior to the announcement date of the respective transaction. Financial data of the selected transactions was based on press releases, public filings and other publicly available information. Financial data of Planet Payment for the twelve months ended June 30, 2017, was based on public filings. The overall low to high LTM adjusted EBITDA multiples observed for the selected transactions was 7.7x to 14.1x (with a mean and median of 11.0x and 10.3x, respectively). FTP Securities noted that the enterprise value of the Transaction based on the $4.50 Common Stock Offer Price as a multiple of LTM adjusted EBITDA for Planet Payment for the period ended June 30, 2017 was 16.5x. FTP Securities then applied a selected range of LTM adjusted EBITDA multiples of 7.7x to 14.1x derived from the selected transactions (representing the high and low multiple range) to Planet Payment’s LTM adjusted EBITDA for the period ended June 30, 2017 of $15.0 million. This analysis indicated the following approximate implied equity value per share reference range for Planet Payment, as compared to the Common Stock Offer Price:
Implied Per Share Reference Range	Common Stock Offer Price
$2.29 – $3.90	$4.50
Leveraged Buyout Analysis.   FTP Securities performed a leveraged buyout analysis to estimate the theoretical prices at which a financial sponsor might effect a leveraged buyout of Planet Payment. For purposes of this analysis, FTP Securities assumed that a financial buyer would attempt to realize a return on its investment at the end of calendar year 2022, with a valuation of Planet Payment realized by the financial sponsor in such subsequent exit transaction based on a multiple range of 10.0x to 13.0x representing aggregate transaction equity value to calendar year 2022 adjusted EBITDA based on management projections. For purposes of this analysis, FTP Securities also assumed an illustrative leverage multiple of 5.0x Planet Payment’s estimated adjusted EBITDA for the year ending December 31, 2017 of $17.4 million, based on management projections, and a blended debt interest rate of 7.00% over LIBOR (with a LIBOR floor of 1.00%). FTP Securities then derived a range of theoretical purchase prices based on an assumed required internal rate of return for a financial buyer of between 20.0% and 30.0%, based on FTP Securities’ experience and professional judgment as a financial advisor. This analysis indicated the following approximate implied equity value per share reference range for Planet Payment, as compared to the Common Stock Offer Price:
Implied Per Share Reference Range	Common Stock Offer Price
$2.66 – $3.57	$4.50
Additional Information
FTP Securities observed certain additional information that was not considered part of FTP Securities’ financial analysis with respect to its opinion but were noted for informational purposes, including:
•
closing prices of Common Stock (i) during the 52-week period ended August 8, 2017, the last trading day prior to Planet Payment’s public announcement that it was exploring strategic alternatives, noting that during such period Planet Payment’s closing stock prices ranged from $2.75 to $4.64 per share, (ii) during each of the 90-day period, the 60-day period and the 30-day period ended August 8, 2017, noting that during such periods Planet Payment’s average closing stock prices (not volume weighted) were $3.66, $3.43 and $3.37 per share, respectively, and (iii) on August 8, 2017 was $3.17 per share and on August 24, 2017 was $3.92 per share; and

•
publicly available information for 96 selected merger and acquisition transactions with a target in the United States that had all-cash consideration, all stock consideration and those with a mix of cash and stock consideration with transaction values between $200 million and $500 million, based on values calculated by Thomson Reuters, which were announced in the last five years across all sectors, excluding financials, real estate and energy and power companies, and excluding transactions with a premium above 100% or below (100%). FTP Securities reviewed the acquisition premiums for these transactions based on the percentage premium/discount ultimately paid over each target’s stock price 1-trading day, 1-week and 4-weeks prior to the initial public announcement of the applicable transaction and observed that the overall low to high premiums/discounts observed for the selected transactions were (i) (21.0)% to 98.0% (with a mean and median of 32.3% and 33.3%, respectively) 1-trading day prior to announcement, (ii) (18.6)%

to 98.0% (with a mean and median of 33.1% and 33.0%, respectively) 1-week prior to announcement and (iii) (21.0)% to 91.4% (with a mean and median of 33.4% and 30.2%, respectively) 4-weeks prior to announcement. Applying the median premiums for the selected mergers and acquisitions transactions one-trading day, 1-week and 4-weeks prior to announcement to Planet Payment’s share price at such times prior to the August 8, 2017 announcement that Planet Payment was exploring strategic alternatives, resulted in an illustrative implied price per share of  (i) $4.23 1-trading day prior (using the unaffected share price of  $3.17 per share for Planet Payment on August 8, 2017), (ii) $4.22 1-week prior (using the price of  $3.24 per share of Common Stock) and (iii) $4.13 4-weeks prior (using the price of  $3.30 per share of Common Stock).
Miscellaneous
FT Partners was engaged by Planet Payment to act as financial advisor to Planet Payment in connection with the Transactions, and FTP Securities will receive an aggregate fee for its services of approximately $5,837,711, $250,000 of which was payable upon delivery of FTP Securities’ opinion and approximately $5,587,711 of which is payable contingent upon consummation of the Transactions. Planet Payment also agreed to reimburse FT Partners for its reasonable expenses and to indemnify FT Partners against liabilities arising out of or in connection with the services rendered and to be rendered by FT Partners under its engagement.
FT Partners has not provided any other financial advisory or financing services to Planet Payment or Fintrax Parent or their respective affiliates in the two year period prior to the date of its opinion. FT Partners may seek to, in the future, provide financial advisory and financing services to Planet Payment, Fintrax Parent or entities that are affiliated with Planet Payment or Fintrax Parent and their respective affiliates, for which FT Partners would expect to receive compensation. In the ordinary course of business, FTP Securities, FT Partners and their affiliates may trade or hold securities of Planet Payment or Fintrax Parent or Purchaser and/or their respective affiliates for FTP Securities’ and FT Partners’ own account and, accordingly, may at any time hold long or short positions in those securities.
FT Partners was selected to act as Planet Payment’s financial advisor in connection with the Transactions because FT Partners is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and its familiarity with Planet Payment and its business.
Certain Prospective Financial Information.
Planet Payment does not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally does not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. In connection with the evaluation of potential strategic alternatives by our Board, however, our management prepared certain unaudited prospective financial projections for Planet Payment based on our long-range plan. The financial projections were not prepared with a view toward public disclosure and, accordingly, do not necessarily comply with published guidelines of the SEC or established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles (“GAAP”). Our independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the financial projections, and has not expressed any opinion or any other form of assurance regarding this information or its achievability.
The table below presents a summary of the financial projections for fiscal years ending December 31, 2017 through December 31, 2022 as prepared by our management in the third quarter of 2017 and provided to our Board in their evaluation of the merger agreement and to FTP Securities LLC (“FTP”) for its use and reliance in connection with preparing its financial analyses and opinion to the Board as described above under the heading “— Opinion of the Company’s Financial Advisor.”
The table below is included solely to provide Planet Payment stockholders access to certain financial projections that were made available to our Board and FTP in connection with the proposed merger, and is not included in this Schedule 14D-9 to influence a Planet Payment stockholder’s decision whether to vote for the merger agreement or for any other purpose.

The financial projections, while presented with numerical specificity, were based on numerous variables and assumptions that necessarily involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, all of which are difficult or impossible to predict and many of which are beyond our control. The financial projections also reflect assumptions as to certain business decisions that are subject to change. Given that the financial projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year. Important factors that may affect actual results and the achievability of the financial projections include, but are not limited to, general economic conditions and disruptions in the financial, debt, capital, credit or securities markets, developing industry dynamics, acceptance of our products and services, competition, and those risks and uncertainties described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. See also the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this Schedule 14D-9.
In addition, the financial projections reflect assumptions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for our business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated when the financial projections were prepared. In addition, the financial projections may be affected by our ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, actual results will differ, and may differ materially, from those contained in the financial projections. In addition, the financial projections do not take into account any circumstances, transactions or events occurring after the date on which the financial projections were prepared and do not give effect to any changes or expenses as a result of the merger or any effects of the merger. There can be no assurance that the financial results in the financial projections will be realized, or that future actual financial results will not materially vary from those estimated in the financial projections.
Planet Payment uses financial information that has not been prepared in accordance with GAAP, including adjusted EBITDA. We use these non-GAAP financial measures in analyzing our financial results and believe that they enhance investors’ understanding of our financial performance and the comparability of our results to prior periods, as well as against the performance of other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Planet Payment’s calculation of non-GAAP financial measures may differ from others in its industry and adjusted EBITDA is not necessarily comparable with similar titles used by other companies.
The following is a summary of management’s financial projections for fiscal years ending December 31, 2017 through December 31, 2022 (dollars in millions):
	2017	2018	2019	2020	2021	2022
Total Net Revenue	$57.0	$62.9	$66.6	$69.8	$73.2	$76.8
Total Cost of Sales	$12.2	$14.1	$15.0	$15.7	$16.4	$17.2
Gross Profit	$44.8	$48.7	$51.6	$54.1	$56.8	$59.6
Total Operating Expenses	$31.0	$31.4	$33.0	$34.6	$36.4	$38.2
Operating Income	$13.8	$17.3	$18.6	$19.5	$20.4	$21.4
Net Income (Loss)	$9.5	$11.7	$12.6	$13.2	$13.8	$14.5
Adjusted EBITDA(1)	$17.4	$20.0	$21.4	$22.5	$23.5	$24.7
% Margin (Net Revenue)	30.4%	31.8%	32.2%	32.2%	32.2%	32.1%
Less: Stock Based Compensation	—	$(0.9)	$(0.9)	$(1.0)	$(1.0)	$(1.1)
Less: Cash Taxes(2)	—	$(2.1)	$(3.7)	$(6.2)	$(6.5)	$(6.8)
Less: Change in Working Capital	—	$(2.9)	$(3.2)	$(2.1)	$(2.2)	$(2.3)
Less Capital Expenditures	—	$(2.5)	$(2.5)	$(2.5)	$(2.5)	$(2.5)
Unlevered Free Cash Flow(3)	—	$11.6	$11.1	$10.7	$11.3	$11.9

(1)
Adjusted EBITDA is a non-GAAP financial measure that represents GAAP net income (loss) adjusted to exclude (1) interest expense, (2) interest income, (3) provision for income taxes, (4) depreciation and amortization, (5) stock-based compensation expense and (6) certain other items management believes affect the comparability of operating results.

(2)
Reflects utilization of remaining NOL and 32% effective tax rate subsequently as provided by Planet Payment management.

(3)
Unlevered Free Cash Flow is a non-GAAP financial measure defined as net operating profit after taxes and stock based compensation expense, less capital expenditures and changes in net working capital. FTP calculated Unlevered Free Cash Flow for the fiscal years ending December 31, 2018 through December 31, 2022 based on the projections provided by the Company.

The inclusion of selected elements of the financial projections in the table and accompanying narrative above should not be regarded as an indication that Planet Payment and/or any of our affiliates, officers, directors, advisors or other representatives consider the financial projections to be predictive of actual future events, and this information should not be relied upon as such. None of Planet Payment and/or our affiliates, officers, directors, advisors or other representatives gives any Planet Payment stockholder or any other person any assurance that actual results will not differ materially from the financial projections and, except as otherwise required by law, Planet Payment and/or our affiliates, officers, directors, advisors or other representatives undertake no obligation to update or otherwise revise or reconcile the financial projections to reflect circumstances existing after the date on which the financial projections were prepared or to reflect the occurrence of future events, even in the event that any or all of the assumptions and estimates underlying the financial projections are shown to be in error. We have made no representation to Fintrax Parent or Purchaser concerning the financial projections in the merger agreement or otherwise.
In light of the foregoing factors and the uncertainties inherent in the financial projections, Planet Payment stockholders are cautioned not to place undue, if any, reliance on such financial projections.
Intent to Tender.
To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all of their shares into the Offer.
Item 5.
Persons/Assets Retained, Employed, Compensated or Used.

FT Partners was engaged by Planet Payment to act as financial advisor to Planet Payment in connection with the Transactions, and FTP Securities will receive an aggregate fee for its services of approximately $5,837,711, $250,000 of which was payable upon delivery of FTP Securities’ opinion and approximately $5,587,711 of which is payable contingent upon consummation of the Transactions. Planet Payment also agreed to reimburse FT Partners for its reasonable expenses and to indemnify FT Partners against liabilities arising out of or in connection with the services rendered and to be rendered by FTP Partners under its engagement.
Additional information pertaining to the retention of FT by the Company in Item 4 under the heading “Background of the Transactions; Reasons for the Recommendation of the Board — Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.
Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf in connection with the Transactions.
Item 6.
Interest in Securities of the Subject Company.

Other than (i) the scheduled vesting of Company restricted stock and issuances by the Company with respect thereto, (ii) the scheduled vesting of Company stock options and (iii) the grant of Company restricted stock and Company stock options in the ordinary course and in accordance with the terms of the Merger Agreement, no transactions with respect to shares of Common Stock or Series A Preferred Stock have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7.
Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.
Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.
Item 8.
Additional Information.

Conversion of Series A Preferred Stock.
In connection with the proposed Merger, pursuant to Section 4.2 of the Charter, Andwel Partners, being the holder of more than two-thirds of the outstanding shares of Series A Preferred Stock as of October 26, 2017, authorized and consented to the automatic conversion of all of the outstanding shares of Series A Preferred Stock into shares of fully paid and nonassessable Common Stock in accordance with the terms of the Charter, effective as of immediately prior to the time at which Purchaser accepts for payment any Common Stock and Series A Preferred Stock tendered pursuant to the Offer (the “Offer Acceptance Time”).
In accordance with Section 228 of the DGCL, notices have been distributed to holders of Series A Preferred Stock informing them of the automatic conversion of Series A Preferred Stock into Common Stock at the Offer Acceptance Time.
The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.
The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements —  Agreements or Arrangements with Executive Officers of the Company” is incorporated herein by reference.
Appraisal Rights.
Holders of shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of shares immediately prior to the Effective Time who have not validly tendered such shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their shares in accordance with Section 262 of the DGCL.
The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex C. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.
Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex C, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.
Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.
Stockholders who sell shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Common Stock Offer Price or Preferred Stock Offer Price, as applicable, subject to the terms and conditions of the Merger Agreement.
This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex C.
Under the DGCL, if the Merger is effected, holders of shares immediately prior to the Effective Time who (i) did not tender such shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Common Stock Offer Price or Preferred Stock Offer Price, as applicable.
Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If you fail to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If you elect to demand appraisal of your shares under Section 262 of the DGCL, you must satisfy each of the following conditions:
•
You must deliver to the Company (at the address set forth below) a written demand for appraisal of your shares by the later of: (i) the consummation of the Offer, which we anticipate will be 5:00 P.M., New York City time, on December 18, 2017, the date that is 24 business days following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was November 13, 2017). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•
You must not tender your shares in the Offer (or otherwise waive your appraisal rights); and

•
You must continuously hold of record such shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such shares will be lost if your shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:
Planet Payment, Inc.
670 Long Beach Boulevard
Long Beach, NY 11561
(516) 670-3200
Attention: Senior Vice President, General Counsel and Secretary
The written demand for appraisal must be executed by or for the record holder of shares, fully and correctly, as such holder’s name appears on the certificate(s) for the shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).
A beneficial owner of shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the shares, which may be a central securities depository nominee if the shares have been so deposited.
A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising such rights with respect to the shares held for other beneficial owners. In such case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all shares held in the name of the record owner.
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all holders who did not tender such shares in the Offer and properly demanded appraisal of such shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of shares who had previously demanded appraisal of their shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the shares. Accordingly, it is the obligation of the holders of shares to initiate all necessary action to perfect their appraisal rights in respect of the shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the shares, a person who is the beneficial owner of shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.
Upon the filing of such petition by any such holder of shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.
After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings.
After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.
In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Stockholders considering appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the Common Stock Offer Price or Series A Preferred Stock Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Common Stock Offer Price and Series A Preferred Stock Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Fintrax Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Fintrax Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a share is less than the Common Stock Offer Price or Series A Preferred Stock Offer Price.
Upon application by the Surviving Corporation or by any holder of shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of shares whose name appears on the Verified List and, if such shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.
The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the shares entitled to appraisal. In the absence of an order, each party bears its own expenses.
Any stockholder who has duly demanded and perfected appraisal rights for shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of shares as of a date or time prior to the Effective Time.
At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.
If any stockholder who demands appraisal of shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.
The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex C to this Schedule 14D-9.
Anti-Takeover Statute.
As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2∕3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the Transactions (including the Offer) for purposes of Section 203, which causes such acts and transactions to not be subject to the restrictions of Section 203, and the Board has exempted the Company from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Merger Agreement and the Transactions.
The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Fintrax Parent, Purchaser, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Fintrax Parent, Purchaser, and their respective board of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Fintrax Parent and Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of shares, and Purchaser might be unable to accept for payment or pay for shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered shares.
In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.
Regulatory Approvals.
U.S. Antitrust Laws
Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of shares of Common Stock and Series A Preferred Stock pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Fintrax Parent of its Premerger Notification and Report Form with respect to the Offer, unless Fintrax Parent receives a Request For Additional

Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the HSR waiting period will be extended. Each of Fintrax Parent and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of shares in the Offer no later than November 20, 2017.
Complying with a Request For Additional Information and Documentary Material requires a significant amount of time. Before or after Fintrax Parent’s acquisition of shares of Common Stock and Series A Preferred Stock pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares pursuant to the Offer or seeking divestiture of the shares so acquired or divestiture of substantial assets of Fintrax Parent or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.
Stockholder Approval of the Merger Not Required.
Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.
Annual and Quarterly Reports.
For additional information regarding the business and the financial results of the Company, please see the Company 10-K and the Company’s Quarterly Reports on Form 10-Q for the nine months ended September 30, 2017.
Cautionary Statement Regarding Forward-Looking Statements.
This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the Offer and the Merger will not close because of, among other things, a failure to satisfy one or more of the closing conditions. Forward-looking statements include statements relating to: the anticipated timing of filings and approvals relating to the transaction, including approvals under the HSR Act; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions; projections or forecasts of earnings; the expected benefits and costs of the transaction; management plans relating to the transaction and future operations; any expectation or belief;

and any assumption underlying any of the foregoing. Additional information on these and other risks, uncertainties and factors is included in the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the transaction will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. However, the Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.
Item 9.
Exhibits.

The following Exhibits are attached hereto:
(a)(1)(A)	Offer to Purchase dated November 13, 2017 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Fintrax Parent and Purchaser on November 13, 2017).
(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement dated November 13, 2017 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Joint Press Release issued by Fintrax Group and Planet Payment, Inc., on October 26, 2017 (incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K filed by Planet Payment, Inc., with the SEC on October 27, 2017).
(e)(1)	Agreement and Plan of Merger, by and among Planet Payment, Inc., Fintrax US Acquisition Subsidiary, Inc. and Franklin UK Bidco Limited, dated October 26, 2017 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, filed by Planet Payment, Inc. with the SEC on October 27, 2017).
(e)(2)	Confidentiality Agreement, between Planet Payment, Inc. and Fintrax Group, dated as of November 10, 2016, as amended on September 14, 2017.
(e)(3)	Form of Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K, filed by Planet Payment, Inc. with the SEC on October 27, 2017).
(e)(4)	Restated Certificate of Incorporation of Planet Payment, Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K, filed by Planet Payment, Inc. with the SEC on March 7, 2014).
(e)(5)	Amended and Restated By-Laws of Planet Payment, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed by Planet Payment, Inc. with the SEC on October 27, 2017).
(e)(6)	2000 Stock Incentive Plan and forms of stock option agreement and stock option exercise agreement (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1, filed by Planet Payment, Inc. with the SEC on July 21, 2011).
(e)(7)	2006 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1, filed by Planet Payment, Inc. with the SEC on July 21, 2011).
(e)(8)	2012 Equity Incentive Plan and forms of stock option agreement and stock option exercise agreement (incorporated by reference to Exhibit 10.4 to the Form 10 filed by Planet Payment, Inc. with the SEC on November 10, 2012).

(e)(9)	2012 Employee Stock Purchase Plan, and form of subscription agreement (incorporated by reference to Exhibit 10.5 to the Form 10 filed by Planet Payment, Inc. with the SEC on November 10, 2012).
(e)(10)	Employment Agreement dated February 2, 2016, by and between Planet Payment, Inc. and Carl J. Williams (incorporated by reference to Exhibit 10.27 to the Annual Report on Form 10-K, filed by Planet Payment, Inc. with the SEC on March 3, 2016).
(e)(11)	Executive Retention Agreement, dated November 9, 2009, by and between Planet Payment, Inc. and Robert J. Cox III (incorporated by reference to Exhibit 10.11 to the Registration Statement on Form S-1 filed by Planet Payment, Inc. with the SEC on July 21, 2011).
(e)(12)	Executive Retention Agreement, dated April 25, 2011, by and between Planet Payment, Inc. and Ray D’Aponte (incorporated by reference to Exhibit 10.02 to the Quarterly Report on Form 10-Q filed by Planet Payment, Inc. with the SEC on November 5, 2015).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Dated: November 13, 2017
Planet Payment, Inc.
By:
/s/ David R. Fishkin

Name:   David R. Fishkin
Title:    Senior Vice President, General             Counsel and Secretary

Annex A
PLANET PAYMENT, INC.
670 Long Beach Blvd.
Long Beach, NY 11561

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER
WE ARE NOT ASKING FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement (this “Information Statement”) is being mailed on or about November 13, 2017 to holders of record of  (i) common stock, par value $0.01 per share (“Company Common Stock”) and (ii) Series A Preferred Stock, par value $0.01 per share (“Company Series A Preferred Stock” and together with the Company Common Stock, the “Shares”) of Planet Payment, Inc. a Delaware corporation (“Planet Payment” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of the Company with respect to the cash tender offer (the “Offer”) by Fintrax Acquisition Subsidiary, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Franklin UK Bidco Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), to purchase all Shares that are issued and outstanding. The Shares will be purchased by the Purchaser. Unless the context indicates otherwise, in this Information Statement, we use the terms “us,” “we,” and “our” to refer to the Company. You are receiving this Information Statement in connection with the appointment of persons designated by Purchaser without a meeting of holders of Shares to a majority of the seats on the Company’s board of directors (the “Board”). Such designation will be made pursuant to the Agreement and Plan of Merger, dated as of October 26, 2017, by and among the Company, Parent and Purchaser (as such agreement may be amended, supplemented or modified from time to time in accordance with its terms, the “Merger Agreement”).
Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on October 26, 2017 to purchase all outstanding shares of  (i) Company Common Stock at a price per share of  $4.50 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Common Stock Offer Price”), net to the seller in cash, without any interest, but subject to any required withholding of taxes, and (ii) Company Series A Preferred Stock, at a price per share of  $13.725, equal to the Common Stock Offer Price multiplied by the conversion ratio set forth in the Company’s Restated Certificate of Incorporation rounded to the nearest one-hundredth, which is 3.05 (such price as it may be amended from time to time in accordance with the Merger Agreement, the “Preferred Stock Offer Price”), net to the seller in cash, without any interest, but subject to any required withholding of taxes, in each case upon the terms and subject to the conditions set forth in the offer to purchase, dated November 13, 2017, and the related letter of transmittal (as it may be amended or supplemented from time to time). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Purchaser and Parent with the U.S. Securities and Exchange Commission (the “SEC”) on November 13, 2017.
The Merger Agreement provides, among other things, that as soon practicable following consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement (and in no event later than two business days following satisfaction or waiver of such conditions), Purchaser will merge with and into Planet Payment (the “Merger”), with Planet Payment surviving as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), no stockholder vote will be required to consummate the Merger. Planet Payment does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to such time (other than any (i) Shares owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent, (ii) Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company and (iii) Shares held by the Company stockholders who properly demand and perfect appraisal rights under Delaware law) shall be converted into the right to receive an amount in cash equal to the Common Stock Offer Price or the Preferred Stock Offer Price, as applicable.

The Offer is initially scheduled to expire at 5:00 p.m., New York City time, on December 18, 2017, 24 business days following the date of the commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.
Upon consummation of the Merger, the directors of Purchaser will be the initial directors of the Surviving Corporation and the officers of the Company will be the initial officers of the Surviving Corporation.
This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the possible appointment of Purchaser’s designees to the Board. This Information Statement supplements certain information in the Schedule 14D-9 to which this Information Statement is attached as Annex A. You are not required to take any action with respect to the subject matter of this Information Statement.
The information contained in this Information Statement (including information incorporated by reference herein) concerning the Offerors and their designees has been furnished to the Company by the Offerors, and the Company assumes no responsibility for the accuracy or completeness of such information concerning the Offerors and their designees.

PURCHASER’S DESIGNEES TO THE BOARD
Information with Respect to the Designees
Pursuant to the Merger Agreement, the directors of Purchaser will be the initial directors of the Surviving Corporation. The list of designees to the Board (“Designees”) is set forth below.
The Designees have consented to serve as directors of the Company. None of the Designees currently is a director of, or holds any position with, the Company. Each of Parent and Purchaser has informed the Company that, to its knowledge, none of the Designees beneficially owns any equity securities or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.
Each of Parent and Purchaser has informed the Company that, to the best of its knowledge, none of the Designees has, during the past 10 years, (i) been convicted in a criminal proceeding (excluding traffic violations or other minor offenses) or (ii) been subject to a judgment, decree or final order (other than those that were subsequently reversed, suspended or vacated) enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.
List of Designees
The following table sets forth information with respect to the Designees (including, as of November 13, 2017 citizenship, business address and present principal occupation or employment and employment history during the last five years).
Name and Position	Citizenship	Business Address	Present Principal Occupation or Employment and Employment History
Patrick Waldon	Irish	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Current and Past Five Years • Chief Executive Officer — Fintrax Group • Director and President — Fintrax US Acquisition Subsidiary, Inc.
Claire Hafner	British	c/o Fintrax Group Holdings Limited, Martin House, Galway Business Park, Dangan, Galway, H91A06C, Ireland +353 91 558255	Current • Chief Financial Officer — Fintrax Group • Director and Treasury/Secretary — Fintrax US Acquisition Subsidiary, Inc.
Past Five Years • Chief Financial Officer (2010 – 2016) — Vocalink at 1 Angel Lane, London, EC4R 3AB, United Kingdom

GENERAL INFORMATION CONCERNING THE COMPANY
The authorized capital stock of the Company consists of 250,000,000 shares designated as common stock, par value $0.01 per share, and 10,000,000 shares designated as convertible preferred stock, par value $0.01 per share. The only class of voting securities of the Company outstanding that is entitled to vote at a meeting of the Company’s shareholders are the Shares. In connection with the proposed Merger, pursuant to Section 4.2 of the Company’s Restated Certificate of Incorporation (the “Charter”), Andwel Partners, being the holder of more than two-thirds of the outstanding shares of Series A Preferred Stock as of October 26, 2017, authorized and consented to the automatic conversion of all of the outstanding shares of Series A Preferred Stock into shares of fully paid and nonassessable Common Stock in accordance with the terms of the Charter, effective as of immediately prior to the time at which Purchaser accepts for payment any Common Stock and Series A Preferred Stock tendered pursuant to the Offer (the “Offer Acceptance Time”). Each share of Common Stock entitles its record holder to one vote on all matters submitted to a vote of the holders of Shares. As of November 3, 2017, there were approximately 50,013,595 shares of Company Common Stock and 1,535,398 shares of Company Series A Preferred Stock outstanding. As of the date of this Information Statement, Parent and its affiliates, including Purchaser, may be deemed to be the beneficial owners of approximately 15,907,026 Shares pursuant to the support agreements entered into among Parent, Purchaser, each director and executive officer of the Company and certain significant stockholders of the Company concurrent with the execution of the Merger Agreement. Fintrax parent disclaims any beneficial ownership of these shares.
CURRENT BOARD AND MANAGEMENT
Directors and Executive Officers
The following table sets forth the directors of the Company, their ages, and the positions held by each such person with the Company on November 13, 2017.
Additional biographical descriptions of each such director are set forth in the text below the table. These descriptions include the primary individual experience, qualifications, qualities and skills of each of our directors that led to the conclusion that each director should serve as a member of our Board of Directors at this time.
Name of Director	Age	Principal Occupation	Director Since
Carl J. Williams	65	Chairman and Chief Executive Officer, Planet Payment, Inc.	August 2013
Class III Director – Term Expiring 2018:
Shane H. Kim	41	Managing Partner, Island Peak Capital, LLC	April 2011
Class I Directors – Term Expiring 2019:
Jonathan Kaiden	50	Principal and Founding Member, Sopris Capital Associates	January 2006
Cameron R. M. McColl	57	Executive Chairman, Nanny Cay Resort & Marina Limited	January 2006
Shane H. Kim is a co-founder and has been a Managing Partner of Island Peak Capital, LLC, a private investment and advisory firm, since April 2016. Mr. Kim has previously been affiliated with Camden Partners Holdings, LLC, a private equity firm, since 1999, where he served as Senior Advisor from May 2016 until April 2017; and Managing Member and Partner from 2007 until 2016. Mr. Kim has extensive experience investing in technology services and financial services, participating in 22 transactions, 11 of which he led or co-led. Mr. Kim holds a B.S. in Finance from the University of Maryland, Robert H. Smith School of Business. He was an observer to our Board of Directors from February 2007 and contributed his counsel and insights during an important stage of our development. Mr. Kim provides a valuable perspective to our Board of Directors due to his sophisticated knowledge of information technology companies, including investments in payment industry companies, and experience serving as a director of several companies.

Mr. Kim is a Member of each of the Compensation Committee, Audit Committee and Nomination and Governance Committee.
Jonathan Kaiden has been the President and founding member of Sopris Capital Associates, a private equity firm, since 2002. Mr. Kaiden has led a number of investment transactions over his career and currently sits on the board of directors for Apollidon, Inc., Anyone Home Inc, ClickNotices Inc., HealPros LLC, Lucid Holdings LLC, Modus Engagement Inc., Mountain Temp Services LLC, OfficeWorks, Planet Payment, Quovant, and TurningPoint Healthcare Solutions LLC. Mr. Kaiden was previously on the boards of Healthcare Data Solutions, Medical Scribe Systems, SRSsoft, and was an advisor to the boards of iCrossing and Valutec Card Solutions. He has approximately 30 years of private equity and financial transaction experience, with a strong focus on healthcare and information technology. Jon holds an M.B.A., with honors, phi beta kappa, from Columbia Business School (1996), and J.D., cum laude, from Brooklyn Law School (1991). He obtained his undergraduate degree, B.A., in government from Cornell University (1988). Mr. Kaiden provides a valuable perspective to our Board of Directors with respect to his extensive knowledge and experience in the investment and investment banking industry, as well as his experience with respect to financial transactions and compensation-related issues.
Mr. Kaiden is Chairman of the Compensation Committee and a Member of the Audit Committee.
Cameron R. M. McColl is an owner and has served as the Executive Chairman of Nanny Cay Resort & Marina Limited since 2000. Mr. McColl co-founded and served on the Board of Directors of Telecom Service Centres from 1994 to 2003. Mr. McColl co-founded and served as the chief executive officer of Memory Corporation Plc from 1993 to 1996. Mr. McColl holds a B.Sc. in Electrical and Electronic Engineering from Edinburgh University. Mr. McColl was an early investor in our company and was selected as a director because of his extensive business experience as a successful entrepreneur and his leadership of private and public companies. Mr. McColl is an experienced executive officer with the skills necessary to lead our Audit Committee. His service as chief executive officer at a publicly traded corporation, as well as serving as a director on several other companies, has provided him with extensive financial and accounting experience, including evaluating financial results and generally overseeing the financial reporting process at a public company.
Mr. McColl is Chairman of the Audit Committee and Chairman of the Nomination and Corporate Governance Committee.
There are no familial relationships among our directors and officers.
Director Compensation
The following table provides information for the fiscal year ended December 31, 2016 regarding all compensation awarded to, earned by or paid to each person who served as a non-employee director for some portion or all of fiscal 2016.
Director Compensation — Fiscal 2016
	Fees Earned or Paid in Cash $(1)	Stock Awards $(2)	Option Awards $(3)	Total $
Jonathan Kaiden	50,000	60,000	—	110,000
Shane M. Kim	50,000	60,000	—	110,000
Cameron R. M. McColl	50,000	60,000	—	110,000

(1)
In fiscal 2016 each non-employee director received a cash retainer based on a number of factors including membership and chairmanship of committees and attendance at meetings of the Board of Directors.

(2)
Represents restricted stock granted to each non-employee director. Amount shown in this column represents fair value based on our market price as of the respective restricted stock grant date.

(3)
Amount shown in this column represents fair value based on our market price as of the respective option grant date. For information on the valuation assumptions with respect to restricted stock grants or option grants, refer to note 2 to the consolidated financial statements contained in our annual report on Form 10-K for the fiscal year ended December 31, 2016. As of December 31, 2016, each person who served as a non-employee director for some portion or all of fiscal 2016 also held outstanding options to purchase the following number of shares: Jonathan Kaiden: 214,250; Shane H. Kim: 114,000; and Cameron R. M. McColl: 214,250.

We also reimbursed the customary and reasonable travel expenses of our directors in attending meetings of the Board of Directors.
Our Board of Directors has a compensation policy pursuant to which directors are entitled to receive the following compensation:
•
An annual cash retainer of  $50,000, to be paid quarterly with each payment made after the end of the calendar quarter.

•
Each director who becomes a member of our Board of Directors will be granted an initial option to purchase 50,000 shares of our common stock upon election to our Board of Directors. On the date of each annual stockholder meeting subsequent to initial election to our Board of Directors, each director who continues to serve on our Board of Directors immediately following such meeting will be granted restricted shares of our common stock having a value equal to $60,000 based on the closing price of the company’s Common Stock on NASDAQ on the date of the meeting. If the director was first elected to our Board of Directors less than six months prior to the annual stockholder meeting, such director shall instead receive a reduced number of restricted shares of our common stock based on the time served. The annual grants shall be made automatically, as of the close of business on the date of the annual stockholder meeting. Each initial option grant vests and becomes exercisable as to 1∕3 of the shares on the 12-month anniversary from the vesting commencement date and 1∕36 of the shares each month thereafter, such that the grant vests in full after three years. Each annual restricted stock grant vests and becomes exercisable in full twelve months after the date of grant. All options and restricted stock shall become fully vested and exercisable immediately prior to a change of control. Additionally, a director’s initial option grant shall become fully vested and exercisable in the event that the director fails to serve on our Board of Directors for the duration of the vesting term solely as a result of our Board of Directors’ failure to re-nominate the director for election by our stockholders, other than a failure to re-nominate the director for cause.

Non-employee directors receive no other form of remuneration, perquisites or benefits, but are reimbursed for their expenses in attending meetings, including customary and reasonable travel expenses incurred to attend meetings solely among the non-employee directors.
Executive Officers of the Company
Information concerning our executive officers is set forth below.
The executive officers who do not also serve as directors, and their ages, occupations and length of their services as of November 13, 2017, are provided in the table below. Additional biographical descriptions of each such executive officer are set forth in the text below the table.
Name of Executive Officer	Age	Principal Occupation	Officer Since
Robert J. Cox III	52	President and Chief Operating Officer	November 2009
Raymond D’Aponte	44	Chief Financial Officer	August 2015
Robert J. Cox III has served as our President since August 2015, and Chief Operating Officer since January 2014. Mr. Cox served as our Senior Vice President, Chief Financial Officer and Treasurer from November 2009 to August 2015. From June 2009 to November 2009, Mr. Cox served as the Chief Financial Officer of Harris Interactive, Inc., a market research firm. From 2001 to May 2009, Mr. Cox served as the Chief Financial Officer of DealerTrack Holdings, Inc., an automotive retail software solution provider.

Prior to that, Mr. Cox served as Chief Financial Officer at Triton International Inc. and Green Stamp America Inc. He began his career as a Certified Public Accountant in the audit practice at KPMG LLP. Mr. Cox holds a B.A. in Accounting from St. Bonaventure University and an M.B.A. from Columbia Business School.
Raymond D’Aponte has served as our Chief Financial Officer since August 2015. Mr. D’Aponte served as our Senior Vice President, Finance from March 2014 to August 2015 and our Vice President, Finance from April 2011 to March 2014. From March 2005 to April 2011, Mr. D’Aponte served as Senior Director of Corporate Accounting and Finance of DealerTrack Holdings Inc., an automotive retail software solution provider. He began his career as a Certified Public Accountant in the audit practice at PricewaterhouseCoopers LLP. Mr. D’Aponte holds a B.A. in Accounting from Dowling College.
There are no arrangements or understandings pursuant to which any executive officer was or is to be selected for appointment, election or reelection. There are no family relationships among any directors or executive officers.

CORPORATE GOVERNANCE
Planet Payment is strongly committed to good corporate governance practices. These practices provide an important framework within which our Board of Directors and management can pursue our strategic objectives for the benefit of our stockholders.
Corporate Governance Guidelines
Our Board of Directors has adopted Corporate Governance Guidelines that set forth expectations for directors, director independence standards, board committee structure and functions, and other policies for the governance of the company. Our Corporate Governance Guidelines are available on the Investor Relations section of our website, which is located at http://ir.planetpayment.com, by clicking on “Corporate Governance Guidelines,” under “Corporate Governance.” The Corporate Governance Guidelines are reviewed by our Nomination and Governance Committee, and changes are recommended to our Board of Directors as warranted from time to time.
Board Leadership Structure
Our Corporate Governance Guidelines provide that our Board of Directors shall be free to choose its chairman in any way that it considers in the best interests of our company, and that the Nomination and Governance Committee shall periodically consider the leadership structure of our Board of Directors and make such recommendations related thereto to the Board of Directors with respect thereto as the Nomination and Governance Committee deems appropriate.
Our Board of Directors believes that we and our stockholders currently are best served by having Carl J. Williams serve as Chairman and Chief Executive Officer. Mr. Williams has a unique insight into our company’s challenges, opportunities and business.
Our Corporate Governance Guidelines also provide that, when the positions of chairman and chief executive officer are held by the same person, the independent directors shall designate a “Lead Independent Director.” Cameron R. M. McColl was the Lead Independent Director from July 2011 until Mr. Shane Kim was appointed Lead Independent Director in March 2014. The Lead Independent Director has the non-exclusive authority to preside over meetings of the independent directors of our Board of Directors, to supervise the self-evaluations of directors and our Board of Directors’ determination of the independence of its directors and to hold such other powers and carry out such other duties as are also granted by our Board of Directors.
Our Board of Directors’ Role in Risk Oversight
Our Board of Directors, as a whole, has responsibility for risk oversight, although the committees of our Board of Directors oversee and review risk areas that are particularly relevant to them. The risk oversight responsibility of our Board of Directors and its committees is supported by our management reporting processes, which are designed to provide visibility to the Board of Directors and to our personnel that are responsible for risk assessment and information about the identification, assessment and management of critical risks and management’s risk mitigation strategies. These areas of focus include, but are not limited to, competitive, economic, operational, financial (accounting, credit, liquidity and tax), legal, regulatory, compliance and reputational risks.
Independence of Directors
The NASDAQ Marketplace Rules require that a majority of the members of our Board of Directors must qualify as “independent,” as affirmatively determined by the Board of Directors. Our Board of Directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under The NASDAQ Marketplace Rules. In making this determination, our Board of Directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our Board of Directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Based upon this review, our Board of Directors has determined that the following director-nominees and members of our Board of Directors are currently independent as determined under The NASDAQ Marketplace Rules:
Jonathan Kaiden
Shane H. Kim
Cameron R. M. McColl
All members of our Audit Committee, Compensation Committee and Nomination and Governance Committee must be independent directors as defined in The NASDAQ Marketplace Rules. Members of the Audit Committee must also satisfy a separate SEC independence requirement, which provides that they may not accept directly or indirectly any consulting, advisory or other compensatory fee from Planet Payment or any of its subsidiaries other than their directors’ compensation and they may not be an affiliate of Planet Payment. Our Board of Directors has determined that all members of our Audit Committee, Compensation Committee and Nomination and Governance Committee are independent and all members of our Audit Committee satisfy the relevant SEC independence requirements applicable to the members of such committee.
Committees of Our Board of Directors
Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nomination and Governance Committee. The composition and responsibilities of each committee are described below. Copies of the charters for each committee are available, without charge, upon request in writing to Planet Payment, Inc., 670 Long Beach Blvd., Long Beach, New York 11561, Attn: Corporate Secretary or by clicking on “Corporate Governance” under “Committee Composition” in the investor relations section of our website, http://ir.planetpayment.com. Members serve on these committees until their resignations or until otherwise determined by our Board of Directors.
Audit Committee
Our Audit Committee is comprised of Mr. McColl, who is the chair of the Audit Committee, Mr. Kaiden and Mr. Kim. The composition of our Audit Committee meets the requirements for independence under The NASDAQ Marketplace Rules and SEC rules and regulations. Each member of our Audit Committee is financially literate. In addition, our Board of Directors has determined that Mr. McColl is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended, or the Securities Act. The designation does not impose on Mr. McColl any duties, obligations or liabilities that are greater than are generally imposed on members of our Audit Committee and our Board of Directors. All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our Audit Committee. The charter for our Audit Committee provides that our Audit Committee, among other things:
•
selects a firm to serve as the independent registered public accounting firm to audit our financial statements;

•
helps to ensure the independence of the independent registered public accounting firm;

•
discusses the scope and results of the audit with the independent registered public accounting firm, and reviews, with management and that firm, our interim and year-end operating results;

•
develops procedures for employees to submit anonymously concerns about questionable accounting or audit matters;

•
considers the adequacy of our internal accounting controls and audit procedures; and

•
pre-approves all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee
Our Compensation Committee is comprised of Mr. Kaiden, who is the chair of the Compensation Committee, and Mr. Kim. The composition of our Compensation Committee meets the requirements for independence under The NASDAQ Marketplace Rules and each member of this committee is a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code. The purpose of our Compensation Committee is to discharge the responsibilities of our Board of Directors relating to compensation of our executive officers. The charter for our Compensation Committee provides that our Compensation Committee, among other things:
•
reviews and approves, or recommends that our Board of Directors approve, the compensation of our executive officers;

•
reviews and recommends to our Board of Directors the compensation of our directors;

•
reviews and approves the terms of any material agreements with our executive officers;

•
administers our stock and equity incentive plans;

•
reviews and make recommendations to our Board of Directors with respect to incentive compensation and equity plans; and

•
establishes and reviews our overall compensation philosophy.

At least annually, our Compensation Committee reviews and approves our executive compensation strategy and principles to confirm that they are aligned with our business strategy and objectives, and shareholder interests. The Compensation Committee has the exclusive authority and responsibility to determine all aspects of executive compensation packages for executive officers and makes recommendations to our Board of Directors regarding the compensation of non-employee directors. Under its charter, our Compensation Committee has the authority to retain outside counsel or other advisors.
Our Compensation Committee generally reviews executive officer compensation, both base salary levels and the target levels for variable cash and any equity incentive awards, following the end of each fiscal year. In connection with this review, our Compensation Committee considers any input that it may receive from our chief executive officer (with respect to executive officers other than himself) to evaluate the performance of each executive officer and sets each executive officer’s total target cash compensation for the current year. In establishing compensation for executive officers other than our chief executive officer, decisions are made by our Compensation Committee after reviewing recommendations made by and in consultation with our chief executive officer. Our chief executive officer does not participate in the deliberations regarding the setting of his own compensation by our Compensation Committee.
Nomination and Governance Committee
Our Nomination and Governance Committee is comprised of Mr. McColl, who is the chair of the Nomination and Governance Committee, and Mr. Kim. The composition of our Nomination and Governance Committee meets the requirements for independence under The NASDAQ Marketplace Rules. The charter for our Nomination and Governance Committee provides that our Nomination and Governance Committee, among other things:
•
identifies, evaluates and recommends nominees to our Board of Directors and committees of our Board of Directors;

•
conducts searches for appropriate directors;

•
evaluates the performance of our Board of Directors;

•
considers and make recommendations to our Board of Directors regarding the composition of our Board of Directors and its committees;

•
reviews related party transactions and proposed waivers of the code of conduct;

•
reviews developments in corporate governance practices; and

•
evaluates the adequacy of our corporate governance practices and reporting.

Compensation Committee Interlocks and Insider Participation
During 2016, our Compensation Committee consisted of Messrs. Kaiden and Kim. None of the members of our Compensation Committee has at any time in the last year been one of our officers or employees, and none has had any relationships with our company of the type that is required to be disclosed under Item 404 of Regulation S-K. None of our executive officers served as a member of the Board of Directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or Compensation Committee during fiscal 2016.
Board and Committee Meetings and Attendance
The Board of Directors is responsible for the management and direction of the company and for establishing broad corporate policies. The Board of Directors meets periodically during the company’s fiscal year to review significant developments affecting the company and to act on matters requiring Board of Directors approval. The Board of Directors held twelve meetings during 2016, the Audit Committee held four meetings, the Compensation Committee held one meeting and the Nomination and Governance Committee held one meeting. During fiscal 2016, each member of the Board of Directors participated in at least 75% of the aggregate of all meetings of the Board of Directors and the aggregate of all meetings of committees on which such member served, in each case, for meetings that were held during the period in which such person was a member of our Board of Directors or a committee during fiscal 2016.
Board Attendance at Annual Stockholders’ Meeting
Our policy is to invite and encourage each member of our Board of Directors to be present at our annual meetings of stockholders. All of the members of our Board of Directors attended our 2016 Annual Stockholders’ Meeting.
Presiding Director of Independent Director Meetings
The independent directors meet in regularly scheduled executive sessions without management to promote open and honest discussion. During 2016, Mr. Kim was the presiding director at these meetings.
Communication with Directors
Stockholders and interested parties who wish to communicate with our Board of Directors, independent members of our Board of Directors as a group, a committee of the Board of Directors or a specific member of our Board of Directors (including our Chairman or Lead Independent Director) may do so by letters addressed to the attention of our Chairman or Lead Independent Director.
All communications are reviewed by the Chairman or Lead Independent Director and provided to the members of the Board of Directors consistent with a screening policy providing that unsolicited items, sales materials, and other routine items and items unrelated to the duties and responsibilities of the Board of Directors not be relayed on to directors. Any communication that is not relayed is recorded in a log and made available to our Board of Directors.
The address for these communications is:
Chairman or Lead Independent Director of the Board of Directors
Planet Payment, Inc.
670 Long Beach Blvd.
Long Beach, New York 11561
Codes of Business Conduct and Ethics
We have adopted codes of business conduct and ethics that applies to all of our board members, officers and employees. Our codes of business conduct and ethics are posted on our website located at http://ir.planetpayment.com. If we make amendments to, or grant any waivers from, the codes of business conduct and ethics for any director or executive officer, we will disclose the nature of such amendment or waiver on our website and/or in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION
Our executive compensation program is designed to:
•
attract and retain talented and experienced executives;

•
motivate and reward executives whose knowledge, skills and performance are critical to our success;

•
link compensation to corporate performance and individual achievement;

•
link specific cash-based elements of compensation to our near-term financial performance; and

•
align the interests of our executive officers and those of our stockholders by providing our executive officers with long-term incentives to increase stockholder value.

We have endeavored to create an executive compensation program that provides a mix of short-term and long-term payments and awards, cash payments and equity awards, and fixed and variable payments and awards that we believe appropriately motivates our executive officers and discourages them from taking excessive or unnecessary risks. We view these components of compensation as related but distinct. Although our Compensation Committee considers the value of total compensation of our executive officers, neither our Board of Directors nor our Compensation Committee believes that significant compensation derived from one component of compensation should negate or reduce compensation derived from other components. Except as described below, neither our Compensation Committee nor our Board of Directors has adopted any formal or informal policies or guidelines for allocating total target compensation between short-term and long-term compensation, between cash payments and equity awards, or between fixed and variable payments and awards. However, in general, our Compensation Committee and our Board of Directors believe a significant portion of the value of total target compensation for each of our named executive officers should be in the form of performance-based compensation. In addition, our Compensation Committee and our Board of Directors strive to keep cash compensation at a competitive level while providing executive officers with the opportunity to be well rewarded through equity awards if our company performs well over time.
Our current executive compensation program consists of the following primary components:
•
base salary;

•
annual cash incentive awards linked to corporate and individual objectives; and

•
periodic grants of long-term equity-based awards.

Executive Compensation Tables
The following table provides information regarding all compensation awarded to, earned by or paid to our principal executive officer and our two other most highly compensated executive officers serving as such at December 31, 2016 for all services rendered in all capacities to us during fiscal 2016.
Summary Compensation Table — 2016
Name and Principal Position	Year	Salary	Restricted Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation	Total ($)
Carl J. Williams(3) Chairman of the Board of Directors and Chief Executive Officer	2016	$350,000	$60,000	$—	$125,000	—	$535,000
	2015	316,667	450,751	860,665	125,000	—	1,753,083
Robert J. Cox III President and Chief Operating Officer	2016	373,438	—	—	145,833	—	519,271
	2015	371,484	291,000	480,000	145,833	—	1,288,317

Name and Principal Position	Year	Salary	Restricted Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation	Total ($)
Raymond D’Aponte Chief Financial Officer and Treasurer	2016	237,500	—	92,000	86,917	—	416,417
	2015	212,500	145,500	144,000	65,625	—	567,625

(1)
Represents restricted stock awards granted to the named executive officers. The amounts in this column represent the aggregate grant date fair value computed in accordance with ASC 718. For a discussion of the assumptions used in determining the fair value of stock awards in the above table refer to note 2 to the consolidated financial statements contained in our annual report on Form 10-K for the fiscal year ended December 31, 2016.

(2)
Represents cash bonus earned by each executive officer based on target EBITDA ranges achieved by the company in each fiscal year, which ranges are set by the Board of Directors. For fiscal years 2015 and 2016, the non-equity incentive plan compensation bonuses earned by each executive were based on the company meeting an EBITDA that fiscal year in the range of  $11,409,240 to $12,009,725 for 2015, and $14,271,968 to $15,023,123 for 2016. For fiscal year 2015, the overall EBITDA ranges set by the Board of Directors started at $9,007,294 and went up to $13,811,185. For fiscal year 2016, the overall EBITDA ranges set by the Board of Directors started at $11,267,342 and went up to $17,276,593. Mr. D’Aponte’s 2016 amount increased from 2015 due to an increase in his salary and an additional bonus he received during the period of  $14,000 which was unrelated to the incentive plan.

(3)
Mr. Williams was appointed as our Chief Executive Officer in February 2014 and as our Chairman in February 2015. For 2016 and 2015, salary includes board compensation of  $50,000 and restricted stock awards includes an award with a fair value of  $60,000 for serving on our Board of Directors.

Executive Retention/Employment Agreements
The company is party to an employment agreement with Carl J. Williams, the company’s Chief Executive Officer and Chairman of the Board of Directors. The current term under the agreement expires on May 1, 2018. The agreement provides for salary and bonus, as well as a ‘single trigger’ severance payment of 6 months of base salary upon a change of control. The agreement also provides for 12 months of base salary severance upon a termination from employment without cause or for ‘good reason’ as well as stock option exercisability extension for up to one year from termination and extension of vesting period for restricted shares until August 2, 2018.
The company is also party to executive retention agreements with each of Robert J. Cox, the company’s President and Chief Operating Officer, and Raymond D’Aponte, the company’s Chief Financial Officer. The current term under the agreements for each of Mr. Cox and Mr. D’Aponte expires on February 28, 2019 and April 25, 2019, respectively. Each such agreement provides for salary and bonus, as well as certain benefits upon a change of control, including equity acceleration and a ‘double trigger’ severance payment of 18 months of base salary in the case of Mr. Cox, and 12 months of base salary in the case of Mr. D’Aponte. Each agreement also provides for equity acceleration and 12 months of base salary severance upon a termination of employment without cause or for ‘good reason.’
2016 Option Grants
We typically grant stock options to executive officers upon hiring or promotion, in connection with a significant change in responsibilities, to recognize performance, or to achieve internal equity. At least annually, our Compensation Committee reviews the equity ownership of our executive officers and considers whether to make additional awards. In making its determination, our Compensation Committee takes into account, on a subjective basis, various factors. These factors include the responsibilities, past performance and anticipated future contributions of the executive officer, and the competitiveness of the executive officer’s overall compensation package, as well as the executive officer’s existing equity holdings, the extent to which these holdings are vested, the potential reward to the executive officer if the market value of our common stock appreciates, and the recommendations of our Chief Executive Officer (for executive officers other than the Chief Executive Officer).

2015 Restricted Stock Awards
In August 2015, we granted 200,000 and 100,000 restricted stock awards to Robert J. Cox and Raymond D’Aponte, respectively. These 300,000 shares vest in four tranches as follows:
•
The first three tranches consist of an aggregate of 75,000 shares (50,000 shares for Mr. Cox and 25,000 shares for Mr. D’Aponte). Vesting is contingent on satisfying a combination of market and service based conditions by May 1, 2018 (the “Vest Date”). The market condition shall be satisfied any time after the grant and before Vest Date if our stock price on NASDAQ is greater than or equal to $4.00 per share for either seven consecutive trading days, or any ten trading days over a consecutive thirty-five day period. Once such stock price is achieved the market condition shall be forever satisfied, even in the event that it subsequently falls below $4.00 per share, and in such event, the vesting of shares shall be subject only to continued service through the Vest Date. All shares will be forfeited if the aforementioned market condition is not achieved by the Vest Date. On April 20, 2017, 25,000 of these shares vested as the market and service conditions were achieved and the remaining 50,000 shares will vest equally on May 1, 2017 and May 1, 2018.

•
The fourth tranche consists of an aggregate of 225,000 shares (150,000 shares for Mr. Cox and 75,000 shares for Mr. D’Aponte). Vesting is contingent on satisfying either a market or performance based condition. The market condition shall be satisfied at any time after the grant and before December 31, 2017 if the our stock on NASDAQ is greater than or equal to $3.50 per share for seven consecutive trading days, or any ten trading days over a consecutive thirty-five day period, or if the company achieves Adjusted EBITDA of not less than $18.0 million in respect of any fiscal year ending on or prior to December 31, 2017. Once the aforementioned stock price or Adjusted EBITDA performance conditions are achieved, all shares in this tranche will immediately vest. All such shares will be forfeited if the aforementioned stock price or performance conditions are not achieved by December 31, 2017. During the second quarter of 2016, these shares vested as the market condition was achieved.

In August 2015, we also granted 300,000 restricted stock awards to Carl J. Williams. These 300,000 shares vest in three tranches. The first two tranches have vesting terms consistent with the terms of the first three tranches of the grants to Messrs. Cox and D’Aponte described above, except that the relevant Vest Date is May 1, 2017. The third tranche has the same vesting terms as the terms of the fourth tranche of the grants to Messrs. Cox and D’Aponte described above. As of April 20, 2017, 262,500 of these shares vested as the market and service conditions were achieved and the remaining 37,500 will vest on May 1, 2017.

Outstanding Equity Awards at December 31, 2016
The following table provides information regarding each unexercised stock option held by our named executive officers as of December 31, 2016:
Name	Option awards				Stock awards
	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price ($)	Option expiration date	Number of shares of stock that have not yet vested	Market value of shares of stock that have not yet vested ($)(1)	Equity incentive plan awards: Number of unearned shares, units or other right that have not vested(2)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(1)
Carl J. Williams	50,000	—	$2.21	8/20/2023
	616,964	308,482(3)	$2.59	8/3/2025
					14,815(6)	$60,445
							37,500	$153,000
Robert J. Cox III	200,000	—	$1.65	11/30/2019
	100,000	—	$1.25	11/29/2020
	100,000	—	$2.00	4/11/2021
	65,000	—	$2.80	4/1/2022
	37,000	—	$2.84	5/16/2023
	166,667	333,333(4)	$2.59	8/3/2025
							33,333	$135,999
Raymond D’Aponte	95,000	—	$2.15	4/25/2021
	24,000	—	$2.56	3/9/2022
	16,000	—	$2.80	4/18/2023
	50,000	100,000(4)	$2.59	8/3/2025
	—	100,000(5)	$2.62	3/1/2026
					3,334(7)	$13,603
							16,666	$67,997

(1)
The amounts in this column are calculated by multiplying the number of shares of stock that have not yet vested or earned, as applicable, by the closing price of our common stock traded on NASDAQ on December 31, 2016, which was $4.08 per share.

(2)
These awards vest in accordance with the terms described above under the heading “2015 Restricted Stock Awards.”

(3)
The option vests and becomes exercisable as to one-third of the original number of shares on August 4, 2015 and one-third on each anniversary of the vesting commencement date of May 1, 2015 until fully vested on the second anniversary.

(4)
The option vests and becomes exercisable as to one-third of the original number of shares on each anniversary of the vesting commencement date of May 1, 2015 until fully vested on the third anniversary.

(5)
The option vests and becomes exercisable as to one-third of the original number of shares on each anniversary of the vesting commencement date of March 1, 2016 until fully vested on the third anniversary.

(6)
100% of the shares vest on June 14, 2017, subject to continued service.

(7)
On June 27, 2014, we made a restricted stock grant to Mr. D’Aponte of 10,000 shares of common stock. These shares vest one-third on each anniversary until fully vested on June 27, 2017.

Potential Payments Upon Termination or Change-In-Control
The employment of our named executive officers is at will and may be terminated at any time, with or without formal cause. Pursuant to the terms of executive retention agreements with Messrs. Williams, Cox and D’Aponte, we have agreed to provide specified severance and bonus amounts and to accelerate the vesting on their equity awards upon each of their termination upon a change of control or an involuntary termination, as each term is defined in the agreements.
Termination upon change of control
In the event of a termination upon a change of control, Messrs. Williams, Cox and D’Aponte are each entitled to receive an amount equal to 6 months, 18 months and 12 months, respectively of such executive officer’s base salary and, in the case of each of Messrs. Cox and D’Aponte, the target bonus then in effect for such executive officer for the year in which such termination occurs, such bonus payment to be pro-rated to reflect the full number of months the executive remained in our employ. In addition, the vesting on any stock option and other equity awards held by the executive officer will be accelerated in full, and with respect to Mr. Williams, all unvested shares of restricted stock shall remain valid and subject to vesting in accordance with their terms for a period of 30 months from the date of Mr. Williams’ employment agreement. At the election of the executive officer, we will also continue to provide our health related employee insurance coverage for twelve months, at our expense.
Involuntary termination
In the event of an involuntary termination, Messrs. Williams, Cox and D’Aponte are each entitled to receive an amount equal to 12 months of the executive officer’s base salary and, in the case of each of Messrs. Cox and D’Aponte, the target bonus then in effect for such executive officer for the year in which such termination occurs, such bonus payment to be pro-rated to reflect the full number of months the executive remained in our employ. In addition, in the case of each of Messrs. Cox and D’Aponte, the vesting on any stock option and other equity awards held by the executive officer will be accelerated in full. At the election of the executive officer, we will also continue to provide our health related employee insurance coverage for twelve months, at our expense.

REPORT OF THE AUDIT COMMITTEE
The information contained in the following report of Planet Payment’s Audit Committee is not considered to be “soliciting material,” “filed” or incorporated by reference in any past or future filing by Planet Payment under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Planet Payment specifically incorporates it by reference.
The Audit Committee has reviewed and discussed with Planet Payment’s management and BDO USA, LLP the audited consolidated financial statements of Planet Payment for the year ended December 31, 2016. The Audit Committee has also discussed with BDO USA, LLP the matters required to be discussed by Auditing Standard No. 16, Communications with Audit Committees, issued by the Public Company Accounting Oversight Board.
The Audit Committee has also received and reviewed the written disclosures and the letter from BDO USA, LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence, and has discussed with BDO USA, LLP its independence from Planet Payment.
Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Planet Payment’s Annual Report on Form 10-K for the year ended December 31, 2016 for filing with the Securities and Exchange Commission.
Submitted by the Audit Committee
Cameron R. M. McColl, Chair
Jonathan Kaiden
Shane H. Kim
REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PARTIES
Policies and Procedures for Related Person Transactions
Our Board of Directors has adopted a written related person transactions policy. Under this policy, our Nomination and Governance Committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our Audit Committee, reviews transactions that may be “related-person transactions.” “Related-person transactions” are transactions between us and a related person in which a related person (as defined below) has a material interest may present an actual or potential conflict of interest or create the appearance of a conflict. For purposes of the policy, a related person is a director, executive officer, nominee for director, or greater than 5% beneficial owner of our common stock, and their immediate family members.
Certain Related-Person Transactions
Other than compensation arrangements with directors and executive officers, which are described where required under “Executive Compensation” and “Director Compensation,” we have no other related-party transactions that are subject to disclosure in accordance with our policies and procedures for related party transactions.
Section 16(a) Beneficial Ownership Reporting Compliance
Section 16 of the Exchange Act requires Planet Payment’s directors, executive officers and any persons who own more than 10% of Planet Payment’s common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulation to furnish Planet Payment with copies of all Section 16(a) forms that they file. Based solely on its review of the copies of such forms furnished to Planet Payment and written representations from the directors and executive officers, Planet Payment believes that all Section 16(a) filing requirements were timely met in 2016.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of November 3, 2017, by:
•
each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

•
each of our directors or director nominees;

•
each of our named executive officers; and

•
all of our directors and executive officers as a group.

Percentage ownership of our common stock is based on 49,874,820 shares of our common stock outstanding on November 3, 2017, percentage ownership for preferred stock beneficially owned is based on 4,688,237 shares of our preferred stock outstanding on an as-converted to common stock basis and percentage ownership for total voting power is based on 54,563,057 shares of our common stock, including our preferred stock on an as-converted to common stock basis. We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. We have deemed shares of our capital stock subject to options, warrants or other convertible securities that are currently exercisable or exercisable within 60 days of November 3, 2017 to be outstanding and to be beneficially owned by the person holding the option for the purpose of computing the percentage ownership of that person but have not treated them as outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address of each of the individuals and entities named in the table below is c/o Planet Payment, Inc., 670 Long Beach Blvd., Long Beach, New York 11561.
Name of beneficial owner	Shares beneficially owned				% of Total Voting Power(1)
	Common Stock		Series A Preferred Stock (on an-as converted to common stock basis)
	Number	Percentage	Number	Percentage
Directors and executive officers:
Carl J. Williams(2)	1,374,234	2.6%	—	—	2.4%
Raymond D’Aponte(3)	466,568	*	—	—	*
Robert J. Cox III(4)	1,246,949	2.4%	—	—	2.2%
Jonathan Kaiden(5)	317,421	*	—	—	*
Shane H. Kim(6)	16,807	*	—	—	*
Cameron R. M. McColl(7)	515,400	1.0%	—	—	*
All executive officers and directors as a group (6 persons)(8)	3,937,379	7.5%	—	—	6.9%
5% stockholders:
Entities affiliated with Camden Partners(9)	6,934,871	13.2%	—	—	12.1%
Entities affiliated with Andwel Partners(10)	708,963	1.3%	4,325,813	92.3%	8.8%
Black Rock, Inc.(11)	2,779,550	5.3%	—	—	4.8%

*
Represents beneficial ownership of less than 1% of our outstanding shares of common stock.

(1)
Based on a Schedule 13D filed on November 6, 2017, Fintrax Parent may be deemed to have beneficial ownership of 15,907,026 shares of Common Stock as a result of the execution of the support agreements described in the section entitled “Intent to Tender; Support Agreements.” According to the Schedule 13D, Fintrax Parent disclaims any beneficial ownership of these shares.

(2)
Includes (i) options exercisable for 975,446 shares of common stock within 60 days of November 3, 2017 and (ii) 288,788 shares of restricted stock that are subject to a right of repurchase in our favor upon Mr. Williams’ cessation of service prior to vesting or if performance goals are not achieved.

(3)
Includes (i) options exercisable for 385,000 shares of common stock within 60 days of November 3, 2017 and (ii) 81,568 shares of restricted stock that are subject to a right of repurchase in our favor upon Mr. D’Aponte’s cessation of service prior to vesting or if performance goals are not achieved.

(4)
Includes (i) options exercisable for 1,002,000 shares of common stock within 60 days of November 3, 2017 and (ii) 144,949 shares of restricted stock that are subject to a right of repurchase in our favor upon Mr. Cox’s cessation of service prior to vesting or if performance goals are not achieved.

(5)
Includes options exercisable for 189,250 shares of common stock within 60 days of November 3, 2017, and (ii) 16,807 shares of restricted stock that are subject to a right of repurchase in our favor upon Mr. Kaiden’s cessation of service prior to vesting.

(6)
Includes 16,807 shares of restricted stock that are subject to a right of repurchase in our favor upon Mr. Kim’s cessation of service prior to vesting.

(7)
Includes (i) options exercisable for 189,250 shares of common stock within 60 days of November 3, 2017 and (ii) 16,807 shares of restricted stock that are subject to a right of repurchase in our favor upon Mr. McColl’s cessation of service prior to vesting.

(8)
Includes (i) options exercisable for 2,740,946 shares of common stock within 60 days of November 3, 2017 that are held by our directors and officers as a group and (ii) 92,227 shares of restricted stock that are subject to a right of repurchase in our favor upon cessation of service of our directors and officers prior to vesting or if performance goals are not achieved.

(9)
Includes (i) options exercisable for 114,000 shares of common stock within 60 days of November 3, 2017 and (ii) 85,223 shares held by Camden Partners Holdings, LLC. Also includes (i) 1,994,136 shares held by Camden Partners Strategic Fund II-A, L.P., (ii) 118,291 shares held by Camden Partners Strategic Fund II-B, L.P., (iii) 4,428,749 shares held by Camden Partners Strategic Fund III, L.P., and (iv) 184,472 shares held by Camden Partners Strategic Fund III-A, L.P. (together, the “Camden Funds”). The general partner of Camden Partners Strategic Fund II-A, L.P. and Camden Partners Strategic Fund II-B, L.P. is Camden Partners Strategic II, LLC (“Fund II GP”). Donald Hughes and David Warnock are the managing members of Fund II GP. The general partner of Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. is Camden Partners Strategic III, LLC (“Fund III GP”). The managing member of Fund III GP is Camden Partner Strategic Manager, LLC (“CPSM”). The managing members of CPSM are Messrs. David L. Warnock, Donald W. Hughes, J. Todd Sherman and Jason Tagler (the “Managing Members”). The Managing Members hold shared voting and dispositive power over the shares held by the Camden Funds. Each of the Managing Members disclaim beneficial ownership of the shares except to their pecuniary interest in each of the Camden Funds. The address for the entities affiliated with Camden Partners is 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202.

(10)
Includes 4,325,813 shares of Series A Preferred Stock on an as converted to common stock basis. The owners and managers of Andwel Partners are Patrick Welsh and Bruce Anderson, who hold shared voting and investment power over the shares held by Andwel Partners. The address of the entities affiliated with Andwel Partners is 320 Park Avenue, 25th Floor, New York, New York 10022.

(11)
Based solely on a Schedule 13G filed by BlackRock, Inc. with the SEC on January 30, 2017.

Annex B
FTP Securities LLC | 555 Mission Street, 23nd Floor | San Francisco, CA 94105
October 26, 2017
The Board of Directors
Planet Payment Inc.
670 Long Beach Blvd.
Long Beach, NY 11561
Members of the Board:
We understand that Planet Payment, Inc., a Delaware corporation (the “Company”), Franklin UK Bidco Limited, a company incorporated under the Laws of England and Wales (“Parent”), and Fintrax US Acquisition Subsidiary, Inc., a Delaware corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Parent will cause Merger Sub to commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”) at a price for each share equal to $4.50 (such amount, or any higher amount per share paid pursuant to the Tender Offer, as may be adjusted in accordance with the Merger Agreement, the “Consideration”) payable in cash, without interest. The Merger Agreement further provides that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Common Stock, other than (i) shares of Common Stock held in the treasury of the Company or owned by Parent or Merger Sub, all of which shares will be canceled and retired and shall cease to exist or (ii) shares of Common Stock as to which dissenters rights have been properly exercised, which will be converted into the right to receive an amount equal to the Consideration in cash, without interest. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
The Board of Directors of the Company (the “Board of Directors”) has asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub, and their respective affiliates).
In arriving at our opinion, we have, among other things:
(i)
reviewed a draft dated October 26, 2017 of the Merger Agreement;

(ii)
reviewed certain publicly available financial and other information about the Company;

(iii)
reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)
held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

(v)
reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)
compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(vii)
conducted such other financial studies, analyses and investigations as we deemed appropriate.

For purposes of our analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals of such physical inspections, nor do we assume any responsibility to obtain any such evaluations or appraisals.
With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.
Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.
We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction.
It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of shares of Common Stock or any other person should vote or act on the Transaction or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of FTP Securities LLC.
We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. The Company has agreed to reimburse our reasonable expenses and to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. Please be advised that during the two years preceding the date of this opinion, we have not provided any other material financial advisory or other material financing services to the Company, Parent or their respective affiliates, we may, however, provide such services in the future and may receive, fees for the rendering of such services. We and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person by the Company in any matter, without our prior written consent.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair, from a financial point of view, to such holders (other than Parent, Merger Sub, and their respective affiliates).
Very truly yours,
FTP Securities LLC

Annex C

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
§ 262. Appraisal rights
(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.
(d) Appraisal rights shall be perfected as follows:
(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of  § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to §253 or §267 of this title.
(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of  (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.